                                               FILED PURSUANT TO RULE 424(b)(1)
                                                     REGISTRATION NO. 333-87607
PROSPECTUS

                                6,500,000 Shares

                              [LOGO of L90, INC.]

                                  Common Stock

  This is an initial public offering of shares of common stock of L90, Inc. Prior to this offering, there has been no public market for our shares.

  Our common stock has been approved for trading and quotation on the Nasdaq National Market under the symbol "LNTY."

  Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 9.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------

                                                          Per Share Total
Public offering price....................................  $15.00   $97,500,000
Underwriting discounts and commissions...................  $ 1.05   $ 6,825,000
Proceeds, before expenses, to L90 .......................  $13.95   $90,675,000

  The underwriters may also purchase up to an additional 975,000 shares of common stock from us to cover over-allotments.

  The underwriters expect to deliver the shares against payment in New York, New York on February 1, 2000.

                              -------------------

SG COWEN

          BANC OF AMERICA SECURITIES LLC

                              CIBC WORLD MARKETS

                                                         WIT CAPITAL CORPORATION

January 28, 2000

     [DESCRIPTION OF ARTWORK]

Images of the different screens from L90, Inc.

INSIDE FRONT COVER

     The left side of the inside front cover of the prospectus will picture thirty screens from Web sites containing previous advertising campaigns served by us. The right side of the inside front cover will list several of our Web publishing clients under the title: Brand name Web sites including .... The list will contain the following names: Ain't It Cool News, Alloy Online, Athlete Direct, BigYellow, Campus Pipeline, CarPrices.com, click2send, Fitness Online, Freei.net, HolidayChannel, Hollywood.com, Homestead.com, IFILM, Infonautics Network, JobsOnline, Kanoodle.com, LiquidAudio, MaMaMedia, Regards.com, ScoopsWrestling, Scour, SEGA.com, Shoplet.com, Small World, Sportspage.com, StarChefs, STARWARS.COM, TargetMatch.com, whatis.com and WinSite. Additionally, the inside front cover will list certain of our advertising clients under the title: Over 500 advertising clients including .... This list will contain the following names: Ameritech, Ask Jeeves, Chevrolet, Computers4SURE, Dell, eBay, FTD, ImproveNet, Infoseek, Intel, iVillage, LAUNCH, Levi's, Mars, Microsoft, Mothernature.com, Netscape, OnHealth, OshKosh B'Gosh, Procter & Gamble, Sony, Sprint, Talk City, Tickets.com, Uproar, Visa, Vitamins.com, Wall Street Journal, Wired Solutions and Women.com. The top right corner of the inside front cover will contain a picture of our logo. The bottom right corner of the inside front cover will contain a footnote that reads: This is a partial, but representative list of L90's advertisers and Web sites. CarPrices.com represents 11.2% of L90's revenue. No other web site or advertiser represents more than 10% of L90's revenue. See the "Business" section of this Prospectus for additional clients.

INSIDE GATEFOLD (two pages)

The Gatefold describes and illustrates various of our client's Web pages containing our advertising campaigns. The following text runs across the top of both Gatefold pages:

Internet Advertising Solutions - L90 Internet Advertising Solutions go beyond traditional banner advertising to take advantage of the unique capabilities of the Internet for our advertising, direct marketing and Web publishing clients.

     [L90 Logo]

First Page of Gatefold

[Picture of OshKosh B'Gosh "Genuine Girl" Web page] with the following description:

OshKosh B'Gosh "Genuine Girl"

An interactive advertising campaign designed to promote the OshKosh B'Gosh brand on MaMaMedia.

[Picture of tickets.com Web page] with the following description:

"The Big Game" with Tickets.com

An advertising campaign developed to build brand awareness for Tickets.com, generate ticket sales and develop a consumer database.

[Picture of iVillage.com Web page and Shape magazine cover alongside] with the following description:

iVillage Cross Promotional Print/Online Campaign

A sponsorship program designed to reach a broad cross-section of women by incorporating ad placements in online and offline media properties, including Shape magazine, Shape Online and Fitness Online.

Second Page of Gatefold

[Picture of Shop the Seasons Web page] with the following description:

Shop the Seasons Syndicated Sponsorship

A seasonal shopping guide and direct marketing campaign that is syndicated across our network of Web sites and features a rotating selection of gift offers.

[Picture of Levi's rock n'roll jeans factory Web page on top of a Music Boulevard Web page] with the following description:

Levi's Rock n' Roll Jeans Factory

An advertising solution created to roll out the Levi's e-commerce Web site to their target audience.

[Picture of LAUNCH Free Trial Offer Web page] with the following description:

LAUNCH on CD-ROM Trial Offer

A response-driven marketing campaign to invite Web users to register for free trial issues of LAUNCH on

CD-ROM without leaving the Web site that they are viewing.

[Picture of Music Boulevard Web page] with the following description:

Visa on Music Boulevard

A sponsorship campaign designed to strengthen the Visa brand and increase Visa's overall market share by positioning Visa as the preferred card for e-commerce transactions.

INSIDE BACK COVER

        The inside back cover of the prospectus contains L90's adMonitor logo in the center of the page. In the lower right hand corner of the inside back cover are the following words:

adMonitor Serving and Tracking Technology

L90's ad serving and tracking technology is the platform for all of our advertising solutions.

                               TABLE OF CONTENTS



                                      Page
                                      ----
Prospectus Summary..................    5
Risk Factors........................    9
Forward-Looking Statements..........   19
Use of Proceeds.....................   19
Dividend Policy.....................   20
Other Information...................   20
Capitalization......................   21
Dilution............................   22
Selected Financial Data.............   23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   25
Business............................   34

                                       Page
                                       ----
Management...........................   51
Related Party Transactions...........   57
Principal Stockholders...............   60
Description of Capital Stock.........   63
Shares Eligible for Future Sale......   67
U.S. Tax Consequences to Non-U.S.
 Holders.............................   69
Underwriting.........................   73
Legal Matters........................   75
Experts..............................   75
Where You Can Find More Information..   76
Index to Financial Statements........  F-1

                              ------------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                              ------------------

  Until February 22, 2000, which is 25 days after commencement of this offering, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               PROSPECTUS SUMMARY

  Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors."

  We are a leading provider of comprehensive Internet-based advertising and direct marketing solutions for advertisers and Web publishers. We design and implement advertising campaigns for our advertising clients and place their ads on our network of Web sites. We provide our Web publishing clients with a fully-outsourced solution which includes the sale of advertising space on their Web sites, as well as the technology required to deliver advertisements to their Web sites.

  Our advertising clients want Web users to take actions such as visiting their Web sites or making an online purchase when they view advertisements. Our Web publishing clients seek to improve the sale of advertising space, or ad inventory, on their Web sites. Our design and development teams help our clients meet their objectives by creating advertising campaigns that incorporate sponsorships. Sponsorships are advertisements that employ advanced marketing techniques such as integrating advertisements into the text or graphical content of a Web page. In contrast, traditional banner advertisements are typically found at the top of a Web page and frequently contain content that is unrelated to that of the Web page. Because our sponsorship-focused solutions are specifically designed to promote interactivity between the Web user and our advertisers, we believe that our advertising campaigns are more effective than traditional banner advertisements in attracting a Web user's attention and encouraging action. In addition, we have developed adMonitor, our ad delivery, or ad serving and tracking technology that is used to deliver advertisements to our network of Web site partners. adMonitor enables our advertising and Web publishing clients to implement sophisticated advertising campaigns quickly and to selectively target ads to Web users based upon specific interests and characteristics. adMonitor also enables our clients to track, measure and manage the effectiveness of their ad campaigns.

  We believe that our solutions enable:

  . Advertisers to effectively target their ads to Web users, improve response rates to their advertisements and achieve a higher return on ad spending; and

  . Web publishers to realize increased ad sales, improved pricing for their ad inventory and more efficient ad inventory management.

  We believe that the growth of the Internet is driving advertisers to devote an increasing portion of their overall advertising and marketing budgets to online advertising and direct marketing. Forrester Research estimates that worldwide Internet advertising spending will be approximately $3.3 billion in 1999 and will increase to approximately $33.1 billion by 2004. In addition, the Direct Marketing Association estimates that worldwide expenditures for online direct marketing campaigns will grow from $603 million in 1998 to approximately $5.3 billion in 2003. As the acceptance and usage of online advertising continues to grow, online advertisers must find ways to differentiate themselves in a crowded marketplace. Increasingly, advertisers are seeking advertising campaigns that go beyond traditional banner ads by incorporating enhanced features such as sponsorships in order to gain a competitive edge. eStats estimates that sponsorship advertising will grow from approximately 40% of total online advertising in 1998 to approximately 58% in 2001. We believe that our focus on creating sponsorship-driven advertising campaigns, our in-depth industry knowledge and our adMonitor technology enable us to provide our clients with solutions that meet their complex and evolving needs.

  Our objective is to be the leading provider of comprehensive online advertising and direct marketing solutions. The following are key elements of our strategy:

  .  Capture a greater share of online advertising budgets;

  .  Grow our sales and marketing organization;

  .  Selectively expand our network of Web publishers;

  .  Enhance and expand our adMonitor technology;

  .  Further develop and deploy our library of creative marketing solutions;
     and

  .  Expand our direct marketing capabilities.

  Our business began in January 1997 as a proprietorship of one of our founders, John C. Bohan. We changed our form of operations in May 1997 to a California limited liability company known as John Bohan & Associates, LLC. We initially conducted business under the name AdNet Strategies, and in January 1998, we incorporated under the name AdNet Strategies, Inc. in California and elected S-corporation status. In December 1998, we changed our name to Latitude 90, Inc. and became a C-corporation. We reincorporated in Delaware as L90, Inc. in September 1999. Our principal executive offices are located at 2020 Santa Monica Boulevard, Suite 400, Santa Monica, California 90404. Our telephone number at that location is (310) 315-1199. Our Web address is www.L90.com. Information contained on our Web site does not constitute part of this prospectus. References in this prospectus to "the Company," "L90," "we," "our," and "us" refer to L90, Inc. and its predecessor businesses and entities.

                                  The Offering

  The following information excludes 2,752,327 shares of common stock issuable upon the exercise of stock options and warrants outstanding as of September 30, 1999, with a weighted average exercise price of $2.76 per share.

 Common Stock we are offering........................ 6,500,000 shares

 Common Stock to be outstanding after this offering.. 19,811,457 shares

 Use of Proceeds..................................... We intend to use the net proceeds of this offering
                                                      for general corporate
                                                      purposes. See "Use of
                                                      Proceeds" for more
                                                      information on the use of
                                                      proceeds.

                             Summary Financial Data
                     (in thousands, except per share data)

  The following summary financial data is derived and qualified in its entirety by our financial statements. You should read this summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements.

  The following tables assume no exercise of any stock options or warrants outstanding as of September 30, 1999, except the pro forma data, which assume the cashless exercise of warrants to acquire 1,341,968 shares of common stock. As of September 30, 1999, there were options and warrants outstanding to purchase a total of 4,734,284 shares of common stock with a weighted average exercise price of $3.63 per share. The balance sheet data, on a pro forma as adjusted basis, reflect the sale in this offering of 6,500,000 shares of our common stock at the initial public offering price of $15.00 per share, less the underwriting discounts and commissions and estimated offering expenses.

                                 Period from
                                  Inception
                                 (January 5,                Nine Months Ended
                                1997) through  Year Ended     September 30,
                                December 31,  December 31, -------------------
                                    1997          1998        1998      1999
                                ------------- ------------ ----------- -------
                                                           (unaudited)
Statement of Operations Data:

Revenue.......................     $1,160        $2,189      $1,465    $ 3,973
Operating income (loss).......        307          (306)        (49)    (4,462)
Net income (loss) attributable
 to common stockholders.......     $  310        $ (313)     $  (42)   $(5,758)
                                   ======        ======      ======    =======
Pro forma basic and diluted
 net loss per share...........                   $(0.04)               $ (0.44)
                                                 ======                =======
Weighted average shares
 outstanding used in pro forma
 basic and diluted per share
 calculation..................                    8,333                 13,118
                                                 ======                =======

                                                           September 30, 1999
                                                           -------------------
                                                                    Pro Forma
                                                           Actual  As Adjusted
                                                           ------- -----------
Balance Sheet Data:

Cash and cash equivalents................................. $11,556  $101,031
Current assets............................................  14,895   104,370
Total assets..............................................  15,611   105,086
Long-term capital lease obligations, net of current
 portion..................................................     286       286
Total stockholders' equity ...............................  10,512    99,987


                                    Period from
                                     Inception
                                    (January 5,               Nine Months Ended
                                   1997) through  Year Ended    September 30,
                                   December 31,  December 31, ------------------
                                       1997          1998        1998      1999
                                   ------------- ------------ ----------- ------
                                                              (unaudited)
Supplemental Data:

System revenue(1).................    $4,210        $8,024      $5,440    $9,232
                                      ======        ======      ======    ======

--------
(1) System revenue represents the full value of gross billings for ads sold under either commission-based contracts or service fee-based contracts. Although system revenue is not recognized under generally accepted accounting principles, we believe that system revenue is a standard measure of advertising volume for the Internet advertising industry that enables a meaningful comparison of activity from period to period and from one company to another.

                                  RISK FACTORS

  You should consider carefully the following risks before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Our revenues and prospects are difficult to forecast because we have only been operating our business since January 1997

  We began our business in January 1997 and have a brief operating history. Therefore, we lack sufficient historical financial and operating data on which to adequately forecast future operating results. You should consider our prospects in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as online advertising.

  These risks include our ability to:

  .  manage our growth effectively;

  .  anticipate and adapt to the rapid changes in the Internet;

  .  continue to develop and upgrade our technology;

  .  respond to competitive developments in our market; and

  .  continue to identify, attract, retain and motivate qualified personnel.

  If we are unsuccessful in addressing these risks, our revenues may not grow in accordance with our business model and may fall short of expectations of market analysts and investors, which could negatively affect the price of our stock. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information on our operating history and results of operations.

We have a history of losses and expect to incur substantial losses in the future

  We incurred net losses of approximately $4.5 million for the nine months ended September 30, 1999 and $290,000 for the year ended December 31, 1998. We expect to continue to incur substantial net losses for the foreseeable future due to a high level of planned operating expenditures. We are making these expenditures in anticipation of higher revenue, but we cannot assure you that we will realize higher revenue. If we do not succeed in substantially increasing our revenue, our losses may continue indefinitely and would likely increase. In addition, we cannot assure you that we will return to profitability. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information on our operating history and results of operations.

Intellectual property infringement claims, including a November 1999 lawsuit against us by DoubleClick, could prevent or hinder our ability to deliver advertisements over the Internet

  We face the risk that other parties' intellectual property positions will impair our ability to deliver advertisements over the Internet. On November 12, 1999, DoubleClick filed a patent infringement lawsuit against us in the United States District Court for the Eastern District of Virginia. The suit alleges that we are infringing, and inducing and contributing to the infringement by third parties of, a patent held by DoubleClick related to methods and networks for delivering, targeting and measuring advertising over the Internet. DoubleClick is seeking treble damages in an unspecified amount, a preliminary and permanent injunction from further alleged infringement and attorneys' fees and costs. This litigation can be expected to result in significant expenses to us and the diversion of management time and other resources, the extent of which cannot be quantified with any reasonable accuracy given the early stage of this litigation. In addition, some of our contracts with Web publishers require us to indemnify the Web publishers for losses they incur arising from any infringement by our ad serving technology of a third party's intellectual property rights. If DoubleClick is successful in its claims against us, we may be hindered or even prevented from competing in the Internet advertising market and our operations would be severely harmed. The DoubleClick suit could result in limitations on how we implement our products and services, delays and costs associated with redesigning our products and services and payments of license fees and other monies. An injunction obtained by DoubleClick could eliminate our ability to deliver advertisements over the Internet. If DoubleClick is successful in its claims against us, we cannot assure you that we would be able to enter into a licensing agreement with DoubleClick on commercially reasonable terms, if at all. In that case, we would be required to alter our technology in a way that would not infringe the DoubleClick patent, and we cannot assure you that these alterations would be successful. Furthermore, other third parties, such as 24/7 Media, may have, or may in the future be granted, patents that cover our technology or other aspects of our business. We may be limited in our ability to use our technology or conduct our business without licenses from these third parties, which may not be available on commercially reasonable terms, if at all.

Our quarterly operating results may fluctuate, which may make it difficult to forecast our future performance and may result in volatility in our stock price

  Although we intend to increase our spending and investment to support our planned growth, our revenue, and some of our costs, will be much less predictable. This unpredictability will likely result in significant fluctuations in our quarterly results. Therefore, you should not rely on quarter-to-quarter comparisons of results of operations as an indication of our future performance. Because of our limited operating history and the emerging nature of our industry, we anticipate that securities analysts may have difficulty in accurately forecasting our results. If our operating results are below market expectations, the price of our common stock will likely decline.

  The following are among the factors that could cause significant fluctuations in our operating results:

  .  market acceptance of the Internet as an advertising medium;

  .  delay or cancellation of advertising contracts;

  .  expiration or termination of contracts with Web publishers;

  .  introduction of new or enhanced services by us or our competitors;

  . system outages, delays in obtaining new equipment or problems with upgrades;

  .  disruption or impairment of the Internet;

  .  changes in our pricing policies or those of our competitors;

  .  seasonality in the demand for advertising;

  .  changes in government regulation of the Internet; and

  . general economic and market conditions, as well as economic and market conditions specific to the Internet.

If we do not effectively manage our growth and expansion, our ability to provide services could suffer

  Our success depends in part on our ability to manage our growth and expansion. We have grown to 113 full-time and three part-time employees as of December 31, 1999 from 33 full-time and three part-time employees as of December 31, 1998. We plan to continue to expand our sales, marketing, technology and administrative organizations. This anticipated future expansion may place a significant strain on our managerial, operational and financial resources. In addition, we will need to continue to improve our financial and managerial controls, enhance our reporting systems and procedures and expand, train and manage our work force.

If we are unable to attract and retain sales and client service personnel, or if we are unable to adequately train our sales personnel in a timely manner, our business and future revenue growth could suffer

  Our future success depends on our ability to identify, recruit, train, integrate and retain qualified sales and marketing, managerial and technical personnel. We anticipate the need to hire a significant number of personnel to achieve our growth objectives. Competition for these personnel is intense. The inability to attract, integrate and retain the necessary sales, marketing, technical and administrative personnel could harm our ability to generate revenue.

If our ad delivery and tracking technology is not effective, our relationships with our advertising clients may be harmed

  Because our adMonitor technology is relatively new, we cannot assure you that the use of our adMonitor services will remain effective in serving, targeting and tracking advertisements or other marketing and promotional activities. Our revenue would be adversely affected if advertisers do not perceive that the use of our adMonitor services will improve the effectiveness of their marketing campaigns.

A small number of Web publishers accounts for a substantial percentage of our advertising revenue and our failure to develop and substain long-term relationships with Web publishers, or the reduction in traffic of a current Web publisher in our network, could limit our ability to generate revenue

  For the nine months ended September 30, 1999, our top five Web publishers accounted for approximately 40.4% of our revenue, and our top three Web publishers accounted for approximately 27.6% of our revenue. CarPrices.com accounted for 11.2% of our revenue. No other Web publisher accounted for more than 10% of our revenue.

  For the year ended December 31, 1998 our top five Web publishers accounted for approximately 66.7% of our revenue, and our top three Web publishers accounted for approximately 57.3% of our revenue. Our contracts with Web publishers, including these top Web publishers, are generally one year in duration and can be terminated by either party with as little as 30 days notice. We cannot assure you that any of our Web publishers will continue their relationships with us. Additionally, we may lose Web publishers as a result of acquisitions or as a result of the discontinuation of operations of any of our Web publishers. For example, Four11, Inc. terminated its contract with us after it was acquired by Yahoo!. Furthermore, we cannot assure you that we would be able to replace a departed or acquired Web publisher with another Web publisher with comparable traffic patterns and demographics, if at all. Therefore, our failure to develop and sustain long-term relationships with Web publishers or the reduction in traffic of a current Web publisher in our network could limit our ability to generate advertising revenue.

A limited number of advertisers accounts for a significant percentage of our revenue and a loss of one or more of these advertisers could cause our results of operations to suffer

  For the nine months ended September 30, 1999, revenue from our five largest advertisers accounted for 21.3% of our revenue. No single advertiser accounted for over 10.0% of our revenue for the nine months ended September 30, 1999 or for the year ended December 31, 1998. However, our largest advertiser accounted for 17% of our revenue for the year ended December 31, 1997. Advertisers typically purchase advertising under short-term purchase order agreements. We cannot assure you that our top advertisers or our other advertisers will continue their relationships with us. The loss of one or more of the advertisers that represent a significant portion of our revenue could cause our results of operations to suffer. In addition, many of our contracts with Web publishers require us to bear the risk of non-payment of advertising fees from advertisers. Accordingly, the non-payment or late payment of amounts due to us from a significant advertiser could cause our financial condition to suffer. For the nine months ended September 30, 1999, our bad debt expense related to uncollected advertising fees was $301,000.

Since we expect to derive substantially all of our revenue in the foreseeable future from online advertising, our ability to generate revenue may suffer if the Internet is not increasingly accepted as an effective advertising medium

  If the online advertising market does not develop further, or develops more slowly than expected, we may not generate enough advertising revenue to return to profitability. Since we expect to derive substantially all of our revenue in the foreseeable future from online advertising, our future success is highly dependent on the increased use of the Internet as an advertising medium. Online advertising is relatively new and rapidly evolving, and its effectiveness, compared to traditional media, is uncertain. Widespread use of online advertising depends upon businesses accepting a new way of marketing their products and services. Businesses may view online advertising as undesirable or less effective for promoting their products and services relative to traditional advertising media. In addition, the widespread adoption of technologies that permit Internet users to block advertisements on Web sites could inhibit the growth of the Internet as an advertising medium.

Since our business depends in part on market acceptance of electronic commerce, if electronic commerce does not grow, or grows slower than we expect, our ability to generate revenue may suffer

  Our success depends in part on market acceptance of electronic commerce. A number of factors outside of our control could prevent this acceptance, including the following:

  . the necessary network infrastructure for substantial growth in usage of the Internet may not develop adequately;

  . insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times; and

  . negative publicity and consumer concern surrounding the security of transactions could impede the growth of electronic commerce.

  If electronic commerce does not grow, or grows slower than we expect, due to any of the above factors, or any other factor, our ability to generate revenue could suffer.

Failure of our technology and computing systems could harm our relationships with our clients and cause our results of operations to suffer

  The continuing and uninterrupted performance of our servers and networking hardware and software infrastructure is critical to our business. Periodically, we have experienced minor systems interruptions, including Internet disruptions, which we believe may occur periodically in the future. Any system failure that causes interruptions in our ability to service our customers, including failures that affect our ability to deliver advertisements without significant delay to the viewer, could reduce customer satisfaction and, if sustained or repeated, could cause our results of operations to suffer. Further, an increase in the volume of advertising delivered through our servers could strain the capacity of our hardware and software, which could lead to slower response times or system failures. If we do not effectively address any capacity constraints, customer satisfaction could be harmed and our business would likely suffer.

Failure of the Web infrastructure to support the growth of the electronic marketplace could limit the growth of our business

  The Internet may not in the future be a viable commercial marketplace because of inadequate development of the necessary infrastructure, slow development of complementary products, including high speed modems, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation. To the extent that the Internet continues to experience significant growth in the number of users and the level of use, we cannot assure you that the Internet infrastructure will continue to be able to support the demands placed on it by its users. If the necessary infrastructure or complementary products are not developed, our business may not grow and would likely suffer.

Our failure to adequately respond to rapid changes in technology and the Internet could harm our ability to generate revenue

  The market for online products and services is subject to rapid change and characterized by evolving industry standards and frequent introductions of new technological developments. These new standards and technological developments could make our existing or future products or services obsolete. Keeping pace with the introduction of new standards and technological developments could result in significant additional costs or prove to be difficult or impossible for us. Any failure to keep pace with the introduction of new standards and technological developments on a cost-effective basis could result in increased costs and harm our ability to generate revenue.

Many competitors have substantial competitive advantages that may make it more difficult for us to retain our existing advertisers and Web publishers and to attract new advertisers and Web publishers

  The markets for online advertising, direct marketing and ad delivery, or ad serving, and tracking technology are intensely competitive. We compete with television, radio, cable and print for a share of advertisers' total advertising budgets. We also compete with large Web publishers and Web search engine companies, such as America Online, Excite@Home, Infoseek and Yahoo!, for the online advertising budgets of advertisers. In addition, we compete with various Internet advertising networks, such as 24/7 Media, DoubleClick and Flycast Communications. In marketing our adMonitor products and services to Web publishers and advertisers, we also compete with providers of ad delivery, or ad serving, technology, database management and related services, including AdForce, DoubleClick and Engage Technologies. Many of our current and potential competitors enjoy competitive advantages over us, including significantly greater financial, technical and marketing resources. They may also enjoy significantly greater brand recognition and substantially larger bases of Web site clients and advertisers. As a result, our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in client requirements. Our competitors may also have a significantly greater ability to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners, advertisers and Web publishers. Further, we cannot assure you that our competitors will not develop online products and services that are equal to or superior to our products and services or that achieve greater market acceptance than our products and services. If we are unable to compete successfully against existing or potential competitors, our revenue and margins may decline. Please see "Business -- Competition" for more information on our competitors.

Our failure to successfully acquire and integrate new technologies and businesses could cause our results of operations to suffer

  We focus on creating sponsorship-oriented advertising campaigns that take full advantage of the unique capabilities of the Internet. The Internet is a quickly changing environment, requiring companies to constantly improve their technology and develop or acquire new technology. We intend to acquire and make investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make any potential acquisition or investment on commercially acceptable terms. Moreover, we may have difficulty integrating any acquired businesses, products, services or technologies into our operations. These difficulties could disrupt our business, distract our management and employees and increase our expenses. In addition, we may incur debt or issue equity securities to fund any future acquisitions. The issuance of equity securities could be dilutive to existing stockholders.

If we are unable to safeguard the security and privacy of our information, our results of operations may suffer

  Our technical infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems. Weaknesses or vulnerabilities in the Internet, a user's personal computer or in our services could compromise the confidential nature of information transmitted over the Internet. These factors could require us to devote significant financial and human resources to protect against future breaches and alleviate or mitigate problems caused by security breaches. Security breaches could result in financial loss, litigation and other liabilities, any of which could cause our results of operations to suffer.

Government regulation may affect our ability to gather, generate or use information for profiles and may hinder our ability to conduct business

  The legal and regulatory environment governing the Internet and the use of information about Web users is uncertain and may change. Web sites typically place small files of information, commonly known as cookies, on a Web user's hard drive, generally without the user's knowledge or consent. Although it is possible to modify a Web user's Internet browser software to prevent the placement of cookies, few users currently choose to do so. Our adMonitor tracking technology currently uses cookies to collect data about a Web user's movement through the Internet. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies and restricting the collection of personal data through the use of cookies. United States legislators in the past have introduced a number of bills aimed at regulating the collection and use of personal data from Internet users and additional similar bills are being considered during the current congressional session. The European Union has recently adopted a directive addressing data privacy that may result in limitations on the collection and the use of specific personal information regarding Internet users. In addition, Germany and other European Union member countries have imposed their own laws protecting data that can become personally identifiable through subsequent processing. Other countries have enacted, or are considering, limitations on the use of personal data as well. The effectiveness of our technology could be impaired by any limitation in the use of cookies or the collection of personal data, and consequently, our business and results of operations could be harmed.

  A number of laws and regulations have been, and in the future may be, adopted covering issues such as pricing, acceptable content, taxation and quality of products and services on the Internet. This legislation could inhibit the growth in the use of the Internet and decrease the acceptance of the Internet as a communications and commercial medium. In addition, due to the global accessibility of the Internet, it is possible that multiple federal, state or foreign jurisdictions might inconsistently regulate our activities and our customers. Any of these developments could limit our ability to do business and to generate revenue.

Any failure by us to protect our intellectual property could harm our business and competitive position

  We generally protect our intellectual property through a combination of trademark, trade secret and copyright laws, confidentiality agreements with our employees and third parties, and license agreements with consultants, vendors and clients. We have filed applications for several trademarks in the United States. We cannot assure you that any of our trademark applications will be approved. Even if these applications are approved, the trademarks may be successfully challenged by others or invalidated. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We may not have adequate remedies for any breach of confidentiality agreements, and our trade secrets may otherwise become known or independently developed by competitors. Please see "Business -- Intellectual Property Rights" for more information on our intellectual property.

We may be liable for content available or posted on the Web sites of our publishers

  We may be liable to third parties for content in the advertising we serve if the music, artwork, text or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, result in costly litigation or divert management's attention.

The loss of key employees would likely impair the growth of our business

  Our performance and future success is substantially dependent on the continued service of our executive officers and other key employees, all of whom are employed on an at-will basis. In particular, our success depends on the client relationships, management skills and industry and technical knowledge of our CEO and president, John C. Bohan, and our chief technology officer, Frank A. Addante. Given our early stage of development, we are dependent on our ability to retain and motivate highly qualified personnel, especially our management, technical and business development executives and other key employees. The loss of the services of one or more of our executive officers or other key employees would likely impair the growth of our business. Please see "Management" for more information about our executive officers and key employees.

Potential Year 2000 risks may harm our ability to generate revenue and our results of operations

  We may have substantial exposure to the Year 2000 problem, both with our own systems and with systems we do not control. The Year 2000 problem is the result of many computer systems and software programs having been designed to use two digits rather than four to define the applicable year. Date-sensitive hardware and software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations.

  With respect to our internal systems, we have been working with our technology personnel during the research and development stage of such systems and during the ordinary course of our business to identify any exposure to the Year 2000 problem. Any Year 2000 problem discovered may require us to upgrade our systems at a substantial cost. We also rely on third party vendors to provide network services, maintain our databases and support and operate our systems. All third-party vendors of material hardware or software have provided statements assuring Year 2000 compliance. However, failures or interruptions of any of the systems of these third parties because of the Year 2000 problem could seriously affect our ability to generate revenue and damage our business and results of operations. Furthermore, we cannot assure you that we will be successful in our efforts to identify and remedy all Year 2000 problems that may affect our systems.

  Our business is dependent upon the availability of our publishers' Web sites. We have committed significant resources to the process of identifying any potential Year 2000 problems at the Web sites of our publishers and, to date, have discovered none. However, we cannot assure you that Year 2000 problems will not materialize at any of these sites. Moreover, our publishers' Web sites rely on a wide array of hardware and software, as well as numerous Internet service providers, in order to reach the Internet and maintain their Web sites. Failures or interruptions of any of the systems associated with our Web publishers due to Year 2000 problems could result in temporary, but significant, damage to our business and reduce our revenue. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000" for detailed information on our state of readiness, costs, potential risks and contingency plans regarding the Year 2000 problem.

The substantial number of shares that will be eligible for sale in the near future may cause the market price of our common stock to decline

  A substantial number of shares of common stock will be available for sale in the public market following this offering, which could adversely affect the market price of our common stock. This includes up to 2,145,489 shares of common stock registered concurrently with this offering which may be offered by two of our current stockholders, but are subject to at least a 180-day lock-up from the date of this prospectus. See "Shares Eligible for Future Sale" for a more detailed description of the eligibility of shares of our common stock for future sale.

We will have broad discretion with respect to the use of proceeds from this offering and if the proceeds are not applied effectively, our results of operations could suffer

  As of the date of this prospectus, we cannot specify any of the particular uses of the net proceeds we will receive from this offering. Our management will have significant flexibility in applying the net proceeds of this offering. If our management does not apply these funds effectively, our results of operations could suffer. Please see "Use of Proceeds" for more information on the use of proceeds from this offering.

Our executive officers and directors will exercise significant control over our company following this offering including the ability to control the election of our board of directors and the outcome of corporate actions requiring stockholder approval

  Following the offering, we anticipate that our executive officers and directors, in the aggregate, will beneficially own or control approximately 64.2% of the outstanding shares of common stock and 61.2% of the outstanding shares of common stock if the underwriters' over-allotment option is exercised in full. Our officers, directors and their affiliates will have the ability to control the election of our board of directors and the outcome of corporate actions requiring stockholder approval, including merger and other changes of corporate control, going private transactions and other extraordinary transactions and terms thereof. Please see "Principal Stockholders" for information on beneficial ownership of our common stock by our executive officers and directors.

We may need additional capital in the future to operate our business and we may experience difficulty in obtaining this additional capital

  We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds in the future, which may include the net proceeds from this offering, to fund our operations, to enhance or expand the range of products and services we offer or to respond to competitive pressures or perceived opportunities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or not available when required or on acceptable terms, the growth of our business and results of operations may suffer.

We are subject to anti-takeover provisions, which may make it difficult for a third party to acquire us

   A number of recent acquisitions and consolidations have occurred in our industry. For example, DoubleClick acquired NetGravity in October 1999, and CMGI, Inc., which recently acquired Flycast Communications and Adforce, has agreed to sell Flycast Communications and Adsmart to its majority-owned operating company, Engage Technologies, Inc. We are subject to anti-takeover provisions that may make it difficult for a third party to acquire us. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an

"interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. Please see "Description of Capital Stock" for additional information on anti-takeover provisions to which we are subject.

There has been no prior market for our common stock and our stock price may experience extreme price and volume fluctuations

  Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. Even if an active trading market does develop, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

  .  actual or anticipated variations in our revenue;

  .  earnings and cash flow;

  .  announcements of new service offerings;

  .  technological innovations;

  . competitive developments with respect to patents, copyrights or proprietary rights;

  .  changes in financial estimates by securities analysts;

  . conditions and trends in the Internet and electronic commerce industries;

  .  adoption of new accounting standards affecting our industry; and

  .  general market conditions.

  Further, following initial public offerings, the market prices for stocks of Internet-related and online companies often reach levels that bear no relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. The market prices of the securities of Internet-related and online companies have been especially volatile. If our common stock trades to high levels following this offering, it could eventually experience a significant decline.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "may," "will," "should," "potential," "continue," "expects," "anticipates," "estimates," "intends," "plans," "believes" and any similar expressions are intended to identify forward- looking statements. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of other factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus.

                                USE OF PROCEEDS

  We estimate that the net proceeds from the sale of the 6,500,000 shares of common stock in the offering will be approximately $89.5 million, based upon the initial public offering price of $15.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $103.1 million.

  The principal purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to the public capital markets and to increase our visibility in the retail marketplace. The net proceeds will be used for general corporate purposes. We cannot specify with certainty the particular uses for the net proceeds. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our technology development efforts, sales and marketing activities, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. We have no current intentions to acquire any businesses, products, services or technologies. Pending these uses, the proceeds will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  Other than a total of $50,000 that we distributed to our common stockholders during the year ended December 31, 1998, we have not declared or paid cash dividends on our common stock since our incorporation. Holders of our Series A preferred stock are entitled to receive cumulative dividends that accrue at an annual rate of $40.00 per share. Holders of our Series B preferred stock are entitled to receive cumulative dividends that accrue at an annual rate of $0.14 per share. Holders of Series C preferred stock are entitled to receive cumulative dividends that accrue at an annual rate of $0.18 per share. These dividends are expected to be paid in cash at the closing of this offering upon conversion of the Series A, Series B, and Series C preferred stock into common stock. The aggregate amount of these dividend payments is expected to be approximately $400,000. We otherwise currently intend to retain any future earnings for use in our business and do not anticipate paying any additional cash dividends in the foreseeable future.

                               OTHER INFORMATION

  Unless otherwise indicated, all information in this prospectus:

  . reflects a 2-for-3 reverse stock split to be effected prior to the consummation of this offering;

  . reflects the automatic conversion of all 2,000 shares of Series A preferred stock, 4,107,044 shares of Series B preferred stock and 1,307,190 shares of Series C preferred stock into 5,276,156 shares of common stock upon completion of this offering;

  . reflects the cashless exercise of warrants to acquire 1,341,968 shares of common stock with a weighted average exercise price of $4.84 per share (assuming a fair market value of our common stock at the time of exercise equal to the initial public offering price of $15.00 per share);

  . excludes options and warrants outstanding as of September 30, 1999, to purchase 2,752,327 shares of common stock with a weighted average exercise price of $2.76 per share; and

  .  assumes no exercise of the underwriters' over-allotment option.

  Omnicom Group Inc. has expressed to us its preliminary interest in acquiring up to 166,666 shares of our common stock in this offering at the initial public offering price of $15.00 per share. As of January 26, 2000, Communicade, Inc., a wholly-owned subsidiary of Omnicom, owned 228,758 shares of Series C preferred stock (which is convertible into 152,506 shares of common stock) and a warrant to purchase 235,910 shares of common stock. Mr. Bruce Redditt, one of our directors, is an Executive Vice President of Omnicom. Omnicom is not obligated to purchase any of our common stock, and there is no assurance that a sale of our common stock to Omnicom will occur. If Omnicom were desirous of purchasing shares in this offering, up to 166,666 shares would be made available to them.

  Prior to the commencement of this offering, we issued a warrant to one of our advertising customers to acquire 50,000 shares of common stock at an exercise price equal to $15.00 per share. The warrant is exercisable on a date more than one year after the date of its issuance, and is expected to result in a charge to our earnings of approximately $180,000.00.

                                 CAPITALIZATION

  The following table presents our capitalization as of September 30, 1999:

  . on an actual basis, after giving effect to a 2-for-3 reverse stock split to be effected prior to the consummation of this offering;

  .  on a pro forma basis to give effect to:

     . the automatic conversion upon the closing of this offering of all outstanding shares of preferred stock into 5,276,156 shares of common stock;

     . the issuance upon the closing of this offering of an aggregate of 1,341,968 shares of our common stock upon the cashless exercise of warrants at a weighted average exercise price of $4.84 per share (assuming a fair market value of our common stock at the time of exercise equal to the initial public offering price of $15.00 per share); and

  . on a pro forma as adjusted basis to give effect to the sale of, and the application of the net proceeds from, 6,500,000 shares of common stock in this offering at the initial public offering price of $15.00 per share.

  This information should be read in conjunction with our financial statements and the notes relating to these statements appearing elsewhere in this prospectus.

                                                     September 30, 1999
                                                 -----------------------------
                                                            Pro     Pro Forma
                                                 Actual    Forma   As Adjusted
                                                 -------  -------  -----------
                                                  (in thousands, except per
                                                         share data)
Long-term capital lease obligations, net of
 current portion................................ $   286  $   286   $    286

Stockholders' equity:
Preferred stock, $0.001 par value; 15,000,000
 shares authorized:
  Series A preferred stock; 2,000 shares
   authorized; 2,000 shares issued and
   outstanding on an actual basis; 2,000 shares
   issued and none outstanding on a pro forma
   basis; and no shares issued or outstanding on
   a pro forma as adjusted basis................   2,077      --         --
  Series B preferred stock; 5,000,000 shares
   authorized; 4,107,044 shares issued and
   outstanding on an actual basis; 4,107,044
   shares issued and none outstanding on a pro
   forma basis; and no shares issued or
   outstanding on a pro forma as adjusted
   basis........................................   9,353      --         --
  Series C preferred stock; 3,000,000 shares
   authorized; 1,307,190 shares issued and
   outstanding on an actual basis; 1,307,190
   shares issued and none outstanding on a pro
   forma basis; and no shares issued or
   outstanding on a pro forma as adjusted
   basis........................................   4,575      --         --
Common stock, $0.001 par value; 53,333,333
 shares authorized; 6,693,333 shares issued and
 outstanding on an actual basis;
 13,311,457 shares issued and outstanding on a
 pro forma basis; and 19,811,457 shares issued
 and outstanding on a pro forma as adjusted
 basis..........................................       7       13         19
Additional paid-in capital......................     182   16,181    105,650
Notes receivable for common stock...............     (44)     (44)       (44)
Accumulated deficit.............................  (5,638)  (5,638)    (5,638)
                                                 -------  -------   --------
Total stockholders' equity......................  10,512   10,512     99,987
                                                 -------  -------   --------
Total capitalization............................ $10,798  $10,798   $100,273
                                                 =======  =======   ========

  The foregoing table assumes no exercise of any stock options or warrants outstanding as of September 30, 1999, except the pro forma data, which assume the cashless exercise of warrants to acquire 1,341,968 shares of common stock. As of September 30, 1999, there were options and warrants outstanding to purchase a total of 4,734,284 shares of common stock with a weighted average exercise price of $3.63 per share.

                                    DILUTION

  Our pro forma net tangible book value as of September 30, 1999, after giving effect, upon the closing of this offering, to:

  . the automatic conversion of all outstanding shares of preferred stock into common stock; and

  . the cashless exercise of warrants to acquire 1,341,968 shares of common stock was $10,512,406, or $0.79 per share of common stock.

  Pro forma net tangible book value per share is equal to the amount of our total tangible assets, reduced by the amount of our total liabilities, divided by 13,311,457 shares of common stock outstanding, on a pro forma basis, as of September 30, 1999. Assuming the sale of the 6,500,000 shares offered hereby at the initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of September 30, 1999 would have been $99,987,406 or $7.51 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $6.72 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $7.49 per share to new investors. The following table illustrates this per share dilution:

   Initial public offering price per share.......................       $15.00
     Pro forma net tangible book value per share as of September
      30, 1999................................................... $0.79
     Pro forma increase attributable to new investors............  6.72
                                                                  -----

   Pro forma net tangible book value per share after the
    offering.....................................................         7.51
                                                                        ------

   Pro forma dilution per share to new investors.................       $ 7.59
                                                                        ======

  The following table summarizes the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors before deduction of estimated discounts and commissions and estimated offering expenses payable by us, on a pro forma basis as of September 30, 1999, after giving effect to:

  . the automatic conversion of all outstanding shares of preferred stock into common stock; and

  . the cashless exercise of warrants to acquire 1,341,970 shares of common stock.


                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 13,311,457    67%  $ 14,633,304    13%   $ 1.10
New investors.................  6,500,000    33     97,500,000    87%    15.00
                               ----------   ---   ------------   ---
  Total....................... 19,811,457   100%  $112,133,304   100%
                               ==========   ===   ============   ===

  The foregoing tables assume no exercise of any stock options or warrants outstanding as of September 30, 1999, except the pro forma data, which assume the cashless exercise of warrants to acquire 1,341,968 shares of common stock. After the closing of this offering, no shares of preferred stock will be issued or outstanding. There will be 19,811,457 shares of common stock outstanding after the offering. As of September 30, 1999, there were options and warrants outstanding to purchase a total of 4,734,284 shares of common stock with a weighted average exercise price of $3.63 share.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data and the balance sheet data are derived from our Financial Statements that are included elsewhere in this prospectus.

                             Period from
                              Inception                          Nine Months Ended
                          (January 5, 1997)                        September 30,
                               through          Year Ended      -------------------
                          December 31, 1997  December 31, 1998     1998      1999
                          ----------------- ------------------- ----------- -------
                                                                (unaudited)
                                    (in thousands, except per share data)
Statement of Operations
 Data:
Revenue.................       $1,160             $2,189          $1,465    $ 3,973

Operating expenses:

  Cost of revenue.......           --                 --              --      1,335
  Sales and marketing...          550              1,362             875      2,988
  Research and
   development..........           --                138              61      1,405
  General and
   administrative.......          303                995             578      2,707
                               ------             ------          ------    -------
Total operating
 expenses...............          853              2,495           1,514      8,435
                               ------             ------          ------    -------
Operating income
 (loss).................          307               (306)            (49)    (4,462)
Interest income
 (expense), net.........            3                 17               7        (52)
                               ------             ------          ------    -------
Net income (loss) before
 provision for income
 taxes..................          310               (289)            (42)    (4,514)
Provision for income
 taxes..................           --                  1              --         --
                               ------             ------          ------    -------
Net income (loss).......       $  310             $ (290)         $  (42)   $(4,514)
                               ======             ======          ======    =======
Cumulative dividends on
 participating preferred
 stock..................           --                (23)             --     (1,244)
                               ------             ------          ------    -------
Net income (loss)
 attributable to common
 stockholders...........       $  310             $ (313)         $  (42)   $(5,758)
                               ======             ======          ======    =======
Pro forma basic and
 diluted net loss
 per share(2)...........                          $(0.04)                   $ (0.44)
                                                  ======                    =======
Weighted average shares
 outstanding used in pro
 forma basic and diluted
 per share
 calculation(2).........                           8,333                     13,118
                                                  ======                    =======

                                       December 31,  December 31,  September 30,
                                           1997          1998          1999
                                       ------------ -------------- -------------
                                                    (in thousands)
Balance Sheet Data:
Cash and cash equivalents.............     $235         $2,112        $11,556
Working capital.......................      470          1,996         10,082
Total assets..........................      970          3,936         15,611
Convertible preferred stock...........       --          2,000         16,006
Total stockholders' equity............      495          2,133         10,512

                          Period from
                           Inception                         Nine Months Ended
                       (January 5, 1997)                       September 30,
                            through          Year Ended      ------------------
                       December 31, 1997  December 31, 1998     1998      1999
                       ----------------- ------------------- ----------- ------
                                                             (unaudited)
                                            (in thousands)
Supplemental Data:
System revenue(1).....      $4,210             $8,024          $5,440    $9,232
                            ======             ======          ======    ======

--------

(1) System revenue represents the full value of gross billings for ads sold under either commission-based contracts or service fee-based contracts. Although system revenue is not recognized under generally accepted accounting principles, we believe that system revenue is a standard measure of advertising volume for the Internet advertising industry that enables a meaningful comparison of activity from period to period and from one company to another.
(2) The foregoing table assumes no exercise of any stock options or warrants outstanding as of September 30, 1999, except the pro forma data, which assume the cashless exercise of warrants to acquire 1,341,968 shares of common stock. As of September 30, 1999, there were options and warrants outstanding to purchase a total of 4,734,284 shares of common stock with a weighted average exercise price of $3.63 per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements.

Overview

  We are a leading provider of comprehensive online advertising and direct marketing solutions for advertisers and Web publishers. Since inception, substantially all of our revenue has been derived from online advertising sales, and we expect this to continue for the foreseeable future. We offer advertisements primarily priced on a cost per every thousand ads viewed, or CPM, basis. We also offer direct marketing programs which may be priced on a cost per action basis, such as cost for each new user registration. In January 1999, we began to charge our customers for the use of our adMonitor technology. For the nine months ended September 30, 1999, online advertising sales accounted for 93.6% of our revenue, and fees generated by our adMonitor technology accounted for 6.4% of our revenue.

  Revenue from ad sales is earned under commission-based and service fee-based contracts. For commission-based contracts, we receive commissions from Web publishers for the sale of their ad inventory. Revenue earned from commission-based contracts reflects only the amount of the commission earned without any associated cost of revenue. We recognize commissions ratably over the term of an advertising campaign, which typically ranges from one to twelve months. For service fee-based contracts, we purchase advertising space, or ad inventory, from Web publishers and are obligated to pay a service fee to Web publishers for ads placed on their Web sites. Additionally, under service fee-based contracts, we bear the risk of loss from the non-collection of fees payable by advertisers for ads sold. Consequently, revenue earned from service fee-based contracts reflects the full value of the ads sold. System revenue represents the full value of gross billings for ads sold under either commission-based contracts or service fee-based contracts.

  In the second quarter of 1999, we began the process of amending many of our commission-based contracts with Web publishers to provide that we will sell their ad inventory on a best efforts basis to our advertising clients and remit to Web publishers, as a service fee, a percentage of the resulting advertising revenue. We are attempting to amend almost all of our existing commission-based contracts with Web publishers to convert these contracts into service fee-based contracts. So long as we have both commission-based and service fee-based contracts, revenue will include a mix of commissions received under our commission-based contracts and total billings to our advertising clients under our service fee-based contracts. For the foreseeable future, we do not expect to completely convert all of our contracts into service fee-based contracts. As our amended contracts are phased in, we expect that revenue will increase disproportionately from prior periods as a result of the recognition of total billings to our advertising clients as revenue.

  The financial statements included elsewhere in this prospectus include references to system revenue. We believe system revenue provides a consistent basis for reporting revenue from period to period, regardless of the change in contract type, as discussed above. System revenue represents the full value of gross billings for ads sold under either commission-based contracts or service fee-based contracts. We believe that period to period comparisons of operating results are not always meaningful and that the results for any period should not be relied upon as an indication of future performance. For the nine months ended September 30, 1999, service fee-based contracts accounted for 62.3% of our revenue, and commission based contracts accounted for 37.7% of our revenue. For the year ended December 31, 1998, commission-based contracts accounted for 100% of our revenue.

  We expect that revenue generated from the delivery of advertisements on our network of Web sites will continue to account for a substantial portion of our revenue for the foreseeable future. Our five largest advertising customers accounted for 21.3% of revenue for the nine months ended September 30, 1999, 25.5% of revenue for the year ended December 31, 1998 and 30.0% for the period ended December 31, 1997. Our largest advertising customer accounted for less than 10.0% of revenue for the nine months ended September 30, 1999, less than 10.0% for the year ended December 31, 1998 and 17.0% for the period ended December 31, 1997.

  We typically enter into one-year contracts with the Web publishers in our network. Web publishers do not pay a fee to join our network. These agreements usually may be terminated by either party by giving 30 to 120 days prior written notice. Additionally, these agreements are usually automatically renewable for successive one-year terms. Ads delivered on the top five Web sites in our network accounted for 40.4% of our revenue for the nine months ended September 30, 1999, 66.7% of our revenue for the year ended December 31, 1998 and 74.5% for the period ended December 31, 1997.

  Cost of revenue includes service fees paid to our Web publishers under our service fee-based contracts and Internet connectivity and bandwidth costs associated with ad serving. We expect cost of revenue to increase on an absolute dollar basis in future periods as we increase the number of our Web publishing clients and as more of the contracts with these Web publishers become service fee-based.

Results of Operations

Nine Months Ended September 30, 1999 and 1998

  Revenue. Revenue increased 171% to $4.0 million for the nine months ended September 30, 1999 from $1.5 million for the nine months ended September 30, 1998. This was primarily a result of a $1.0 million increase due to the number of advertising customers and the number of ads delivered increasing over time, a $1.3 million increase due to our adoption of service fee-based contracts and $253,000 for the initiation of our charging service fees to customers for the use of adMonitor.

  System Revenue. System revenue represents the full value of gross billings for ads sold under either commission-based contracts or service fee-based contracts. Although system revenue is not recognized under generally accepted accounting principles, we believe that system revenue is a standard measure of advertising volume for the Internet advertising industry that enables a meaningful comparison of activity from period to period and from one company to another. System revenue increased 69.7% to $9.2 million for the nine months ended September 30, 1999 from $5.4 million for the nine months ended September 30, 1998. This was due to an increase in the number of advertising customers, an increase in the number of ads delivered and the initiation of our charging service fees to customers for the use of adMonitor.

  Cost of Revenue. Cost of revenue was $1.3 million for the nine months ended September 30, 1999. During the nine months ended September 30, 1998, all revenue was derived solely from advertising sales commissions with no related service fees to customers for the use of adMonitor, or associated cost of revenue.

  Sales and Marketing. Sales and marketing expenses include salaries, commissions, travel, advertising, trade show costs and marketing materials expense. Sales and marketing expenses were $3.0 million, or 75.2% of revenue, for the nine months ended September 30, 1999, and $875,000, or 59.7% of revenue, for the nine months ended September 30, 1998. This increase was primarily due to an increase in the number of sales and marketing personnel. Our sales and marketing organization has grown to 65 employees as of September 30, 1999 from six employees as of January 1, 1998. We expect sales and marketing expenses to increase on an absolute dollar basis in future periods as we hire additional personnel in sales and marketing, expand into new markets and continue to promote our advertising solutions.

  Research and Development. Research and development expenses consist primarily of compensation, consulting expenses and expenses for hardware, software and materials associated with the development and improvement of our adMonitor technology. To date, all research and development costs have been expensed as incurred. Research and development expenses were $1.4 million, or 35.4% of revenue, for the nine months ended September 30, 1999, and $61,000, or 4.2% of revenue, for the nine months ended September 30, 1998. This increase was due primarily to an increase in expenses associated with the deployment and enhancement of our adMonitor technology. We expect research and development expenses to increase significantly on an absolute dollar basis in future periods.

  General and Administrative. General and administrative expenses consist primarily of compensation and professional service fees. General and administrative expenses were $2.7 million, or 68.1% of revenue, for the nine months ended September 30, 1999, and $578,000, or 39.5% of revenue, for the nine months ended September 30, 1998. This increase was primarily a result of a $617,000 increase in personnel expenses, a $385,000 increase in professional service fees and a $676,000 increase in facility expenses necessary to support our growth. We expect general and administrative expenses to increase on an absolute dollar basis as we hire additional personnel and incur additional costs related to the growth of our business and our operation as a public company.

  Interest Income (Expense), Net. Interest income (expense), net primarily consists of interest earned on cash balances, offset by interest expense incurred with respect to our capital leases and equipment financing obligations. Net interest expense was $51,000 for the nine months ended September 30, 1999. Net interest income was $7,000 for the nine months ended September 30, 1998.

Year Ended December 31, 1998 and the Period Ended December 31, 1997

  Revenue. Revenue increased 88.8%, to $2.2 million for the year ended December 31, 1998 from $1.2 million for the period ended December 31, 1997. This increase was mainly attributable to an increase in the number of advertisers using our solutions, as well as the number of ads delivered.

  System Revenue. System revenue represents the full value of gross billings for ads sold under either commission-based contracts or service fee-based contracts. Although system revenue is not recognized under generally accepted accounting principles, we believe that system revenue is a standard measure of advertising volume for the Internet advertising industry that enables a meaningful comparison of activity from period to period and from one company to another. System revenue increased 90.6% to $8.0 million for the year ended December 31, 1998 from $4.2 million for the period ended December 31, 1997. This was mainly attributable to an increase in the number of advertisers using our solutions, as well as the number of ads delivered.

  Cost of Revenue. During both periods, all revenue was derived solely from advertising sales commissions and there was no associated cost of revenue.

  Sales and Marketing. Sales and marketing expenses were $1.4 million, or 62.2% of revenue, for the year ended December 31, 1998, and $550,000, or 47.4% of revenue, for the period ended December 31, 1997. This increase was primarily due to an increase in the number of sales and marketing personnel.

  Research and Development. Research and development expenses were $138,000, or 6.3% of revenue, for the year ended December 31, 1998. Research and development expenses consisted primarily of expenses associated with the development and deployment of our adMonitor technology. There were no research and development expenses for the period ended December 31, 1997.

  General and Administrative. General and administrative expenses were $995,000, or 45.5% of revenue, for the year ended December 31, 1998, and $303,000, or 26.1% of revenue, for the period ended December 31, 1997. The increase was primarily a result of a $144,000 increase in personnel expenses, a $176,000 increase in professional service fees and a $234,000 increase in facility expenses necessary to support our growth.

  Interest Income (Expense), Net. Net interest income was $17,000 for the year ended December 31, 1998, and $3,000 for the period ended December 31, 1997.

Quarterly Results of Operations

  The following tables set forth unaudited quarterly statement of operations data for the quarters ended September 30, 1999 in dollars and as a percentage of revenue. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. The quarterly data should be read in conjunction with our audited financial statements and the notes to the financial statements appearing elsewhere in this prospectus.

                                                Three Months Ended
                         -----------------------------------------------------------------
                         Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30,  Sept. 30,
                           1998     1998     1998      1998     1999     1999      1999
                         -------- -------- --------- -------- -------- --------  ---------
                                                  (in thousands)
Statement of Operations
 Data:
Revenue.................  $  404   $  516   $  545    $  724   $  753  $ 1,168    $ 2,052

Operating expenses:
  Cost of revenue.......      --       --       --        --        2      307      1,027
  Sales and marketing...     313      239      322       487      803    1,003      1,182
  Research and
   development..........       7       20       34        77      139      252      1,013
  General and
   administrative.......     116      187      275       417      528      812      1,368
                          ------   ------   ------    ------   ------  -------    -------
Total operating
 expenses...............     436      446      631       981    1,472    2,374      4,590
                          ------   ------   ------    ------   ------  -------    -------
Operating income
 (loss).................     (32)      70      (86)     (257)    (719)  (1,206)    (2,538)
Interest income
 (expense), net.........       3       --        3        10       11      (16)       (47)
                          ------   ------   ------    ------   ------  -------    -------
Income (loss) before
 provision for income
 taxes..................     (29)      70      (83)     (247)    (708)  (1,222)    (2,585)
Provision for income
 taxes..................      --       --       --         1       --       --         --
                          ------   ------   ------    ------   ------  -------    -------
Net income (loss).......  $  (29)  $   70   $  (83)   $ (248)  $ (708) $(1,222)   $(2,585)
                          ======   ======   ======    ======   ======  =======    =======
Supplemental Data:
System revenue (1)......  $1,466   $1,910   $2,064    $2,583   $2,529  $ 3,101    $ 3,602
                          ======   ======   ======    ======   ======  =======    =======

--------
(1) System revenue represents the full value of gross billings for ads sold under either commission-based contracts or service fee-based contracts. Although system revenue is not recognized under generally accepted accounting principles, we believe that system revenue is a standard measure of advertising volume for the Internet advertising industry that enables a meaningful comparison of activity from period to period and from one company to another.

  Our system revenue increased during each quarter of 1998. Quarterly system revenue increased 30.3% from the first to second quarter, 8.1% from the second to third quarter and 25.2% from the third to fourth quarter of 1998. Quarterly system revenue decreased 2.1% from the fourth quarter of 1998 to the first quarter of 1999 due to seasonal factors. Quarterly system revenue increased 22.6% from the first quarter to the second quarter of 1999 and 16.1% from the second to third quarter of 1999. Quarterly growth was due to increases in the number of advertisers and the number of ads delivered.

                                                Three Months Ended
                         --------------------------------------------------------------------
                         Mar. 31,  June 30, Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30,
                           1998      1998     1998      1998      1999      1999      1999
                         --------  -------- --------- --------  --------  --------  ---------
As a Percentage of
 Revenue:
Revenue.................  100.0%    100.0%    100.0%   100.0%    100.0%     100.0%    100.0%

Operating expenses:

  Cost of revenue.......     --        --        --       --       0.3       26.3      50.0

  Sales and marketing...   77.5      46.5      59.1     67.2     106.6       85.9      57.6
  Research and
   development..........    1.7       3.9       6.3     10.7      18.5       21.6      49.4
  General and
   administrative.......   28.7      36.2      50.5     57.7      70.1       69.5      66.7
                          -----     -----     -----    -----     -----     ------    ------
Total operating
 expenses...............  107.9      86.6     115.9    135.6     195.5      203.3     223.7
                          -----     -----     -----    -----     -----     ------    ------
Operating loss..........   (7.9)     13.4     (15.9)   (35.6)    (95.5)    (103.3)   (123.7)
Interest income
 (expense), net.........    0.7       0.1       0.6      1.5       1.4       (1.3)     (2.2)
                          -----     -----     -----    -----     -----     ------    ------
Income (loss) before
 provision for income
 taxes..................   (7.2)     13.5     (15.3)   (34.1)    (94.1)    (104.6)   (125.9)
Provision for income
 taxes..................     --        --        --       --        --         --        --
                          -----     -----     -----    -----     -----     ------    ------
Net income (loss).......   (7.2)%    13.5%    (15.3)%  (34.1)%   (94.1)%   (104.6)%  (125.9)%
                          =====     =====     =====    =====     =====     ======    ======

  Our revenue increased during each of the last seven quarters. In 1998, quarterly revenue increased 27.7% from the first to second quarter, 5.6% from the second to the third quarter and 32.8% from the third to the fourth quarter. In 1999, quarterly revenue increased 55.1% from the first to the second quarter and 75.7% from the second to the third quarter. Quarterly revenue growth was primarily due to increases in the number of advertising clients, the number of ads delivered and adMonitor service fees. The increases in revenue from the first quarter to second quarter of 1999 and from the second quarter to third quarter of 1999 were also due to increases in the number of service fee-based contracts.

  Increases in total operating expenses were due primarily to the addition of sales, technical and administrative personnel needed to sustain our growth and further develop our infrastructure.

  Our revenue has historically been, and we expect it to continue to be, subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first calendar quarter of each year. Additionally, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns.

Liquidity and Capital Resources

  From our inception through September 1998, we financed our operations primarily through internally generated cash flow. In September 1998, we completed a private placement of equity securities to an individual investor and received $1.9 million in net proceeds. In September 1999, we completed two private placements of equity securities and received $12.9 million in net proceeds.

The net proceeds from these private placements are being used to expand our business operations, to hire additional personnel, to provide additional services and for general corporate purposes related to the expansion of our business.

  Net cash used by operating activities was $3.2 million for the nine months ended September 30, 1999. Net cash provided by operating activities was $1,000 for the year ended December 31, 1998 and $259,000 for the period ended December 31, 1997. Cash used in operating activities for the nine months ended September 30, 1999 resulted from a net loss of $4.5 million, as well as a $1.3 million increase in accounts receivable and a $576,000 increase in prepaids and other current assets partially offset by a $1.9 million increase in accounts payable and a $1.1 million increase in accrued expenses. Cash provided by operating activities for the year ended December 31, 1998 resulted from a $834,000 increase in accounts payable and a $200,000 increase in accrued liabilities, partially offset by a $290,000 net loss and a $626,000 increase in accounts receivable. Cash provided by operating activities for the period ended December 31, 1997 resulted from $310,000 in net income and a $327,000 increase in accounts payable and a $100,000 increase in accrued liabilities, partially offset by a $490,000 increase in accounts receivable. The increases in both accounts receivable and accounts payable include amounts invoiced on behalf of Web publishers for which the Company has no credit exposure. As of September 30, 1999, the amount billed on behalf of our Web publishing clients, and therefore included in our accounts receivable and accounts payable balances with no credit risk to us, was approximately $700,000.

  Net cash used in investing activities was $530,000 for the nine months ended September 30, 1999, $323,000 for the year ended December 31, 1998 and $19,000 for the period ended December 31, 1997. Cash used in investing activities was primarily related to purchases of property and equipment.

  Net cash provided by financing activities was $13.2 million for the nine months ended September 30, 1999 and $2.2 million for the year ended December 31, 1998. Net cash used by financing activities was $5,000 for the period ended December 31, 1997, resulting from a withdrawal of capital. Cash provided by financing activities for the nine months ended September 30, 1999 resulted primarily from the proceeds from our private placement of equity securities. Cash provided by financing activities for the year ended December 31, 1998 resulted primarily from the sale of Series A preferred stock, partially offset by distributions to stockholders.

  Although we do not have any material commitments for capital expenditures, we anticipate that we will experience a substantial increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We currently anticipate that we will continue to experience significant growth in operating expenses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Impact of the Year 2000

  Our business could be significantly harmed if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. The Year 2000 problem is the result of many computer systems and programs having been designed to use two digits rather than four to define the applicable year. Date-sensitive hardware and software may recognize a date using "00" as the year 1900 rather than the year 2000.

 State of Readiness

  Because we believe our internal information systems are Year 2000 compliant, we have not engaged any third parties to independently verify our readiness with respect to the Year 2000 problem. We have conducted our own initial assessment of Year 2000 compliance for both our information and non-information technology. Based on our initial assessment, we believe all non-information technology, including security and phone systems, upon which we are materially dependent, is Year 2000 compliant. We have evaluated our internally developed software, including our adMonitor technology, during its research and development process and during the ordinary course of our business. Although we have not discovered any material Year 2000 problems with our internal information technology to date, we may in the future.

  We believe that the third party hardware and software that we use is Year 2000 compliant. Prior to the purchase of third party hardware or software, we typically seek assurance from the vendor that the hardware or software is Year 2000 compliant. We also typically test the hardware or software for Year 2000 compliance upon its installation. Moreover, our hardware and software is subject to evaluation during the operation of our business. We cannot assure you, however, that we will not experience unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in our internal systems.

  We do not currently have complete information concerning the Year 2000 compliance status of our advertising or Web publishing clients. We have begun contacting most of these clients to review their Year 2000 compliance efforts and the potential effects of the Year 2000 problem on their systems and to gauge their Year 2000 compliance. To date, we have not discovered any problems with our advertising and Web publishing clients that could harm our business. However, we cannot assure you that we will be successful in collecting information from the remainder of our advertising and Web publishing clients, nor can we assure you that all of them have adequately addressed the Year 2000 problem.

 Costs

  We expect to resolve any Year 2000 compliance problems that arise primarily through normal upgrades or, when necessary, through replacement of existing software with Year 2000 compliant products. We do not anticipate the costs of these upgrades and replacements to exceed $100,000. To date, we have not incurred any material expenditures in connection with our Year 2000 compliance efforts. However, if we discover any Year 2000 issue, the costs of remediating the problem could be higher than we anticipated and could harm our business, results of operations and financial condition.

 Risks

  We are not currently aware of any significant Year 2000 compliance problems relating to our software, our information technology systems or our other systems that would materially harm our business, results of operations or financial condition. During our ongoing assessment, we may discover Year 2000 compliance problems in our proprietary software that may require substantial repair or replacement which could cause our business to suffer. Moreover, software or hardware failures of products supplied to us by third party vendors, or interruptions or failures in service provided to us by third party vendors due to the Year 2000 problem, could cause significant harm to our business. We also depend on the uninterrupted availability of the Internet infrastructure to conduct our ad serving and tracking business. Furthermore, we depend on the continued operations of our Web publishers. Year 2000 problems affecting the Internet or our Web publishers could result in significant harm to our business, results of operations and financial condition.

 Contingency Plans

  Failures in infrastructure, such as widespread Internet or electric utility grid failure, are contingencies against which we cannot guard and which could cause significant damage to our business for as long as they persisted. Plans are in place to mitigate, to the extent reasonably possible, any failures in our adMonitor technology should any arise. These plans include the immediate replacement or repair of any software components found to be in a failure mode. This will be carried out by our technical staff with the support of relevant outside vendors.

                                    BUSINESS

Overview

  We are a leading provider of Internet-based advertising and direct marketing solutions for advertisers and Web publishers. We design and implement advertising campaigns for our advertising clients and strategically place their ads on our network of Web sites. We provide our Web publishing clients with a fully-outsourced solution which includes the sale of advertising space on their Web sites as well as the technology required to deliver advertisements.

  Our advertising clients want Web users to take actions such as visiting their Web sites or making an online purchase when they view advertisements. Our Web publishing clients seek to improve the sale of advertising space, or ad inventory, on their Web sites. Our design and development teams help our clients meet their objectives by creating advertising campaigns that incorporate sponsorships. Sponsorships are advertisements that employ advanced marketing techniques such as integrating advertisements into the text or graphical content of a Web page and contain features such as audio and video, co-branding between the advertiser and the Web site publisher, and interstitials, which are advertisements contained in separate Web browser windows that open up within a client's Web site. In contrast, traditional banner advertisements are typically found at the top of a Web page and frequently contain content that is unrelated to that of the Web page. Because our sponsorship-focused solutions are specifically designed to promote interactivity between the Web user and our advertisers, we believe that our advertising campaigns are more effective than traditional banner advertisements in attracting a Web user's attention and encouraging action.

  In addition, we have developed adMonitor, our ad serving and tracking technology that is used to deliver advertisements to our network of Web site publishers. adMonitor enables our advertising and Web publishing clients to implement sophisticated advertising campaigns quickly and to selectively target ads to Web users based on specific interests or characteristics. adMonitor also enables our clients to measure and manage the effectiveness of their ad campaigns.

  We represent a network of select Web publishers featuring sites with strong online brand awareness and innovative content such as Alloy Online, BigYellow, Hollywood.com and Liquid Audio. Over 500 advertisers including Chevrolet, iVillage, Microsoft, Netscape, Procter & Gamble and Visa have utilized our solutions. No advertising client represents more than 10% of our revenue.

Industry Background

 Emergence of the Internet as an Advertising and Direct Marketing Medium

  The Internet has rapidly emerged as an important medium for facilitating communication, disseminating information and conducting commerce. International Data Corporation estimates that the number of worldwide Internet users exceeded 142 million in 1998 and will grow to approximately 502 million by 2003. International Data Corporation also estimates that worldwide commerce over the Internet will grow from approximately $50.4 billion in 1998 to approximately $1.3 trillion by 2003.

  As the Internet has grown, advertisers have devoted increasing portions of their advertising and marketing budgets to online advertising and direct marketing. Forrester Research estimates that worldwide Internet advertising spending will grow from approximately $3.3 billion in 1999 to approximately $33.1 billion in 2004. Moreover, worldwide expenditures for online direct marketing, as estimated by the Direct Marketing Association, will grow from approximately $603 million in 1998 to approximately $5.3 billion in 2003.

 Advantages of Online Advertising and Direct Marketing Over Traditional Media

  Unlike traditional broadcast media, the Internet allows advertisers to selectively target advertisements to individual consumers based upon their specific interests and characteristics. The interactivity of the Internet also enables advertisers and marketers to reach the consumer at the point of sale and to receive immediate feedback on their ad campaigns. Moreover, the Internet provides advertisers with the ability to monitor and measure the effectiveness of their campaigns and track the resulting transactions. This timely feedback enables advertisers to continually optimize ad campaigns and increase their returns on advertising spending. We believe that online advertising and direct marketing campaigns generally are more cost effective and easier to develop and implement than advertising and direct marketing campaigns in traditional media.

 Progression of Online Advertising and Marketing

  Early online advertising was generally limited to placing banner advertisements on highly trafficked, individual Web sites with the intent of maximizing reach. As online advertising evolved, advertisers began to run banners across categories of Web sites, such as sports or technology, to reach consumers in general interest groups. Currently, advertisers are looking to use more powerful targeting techniques and technology to direct ads to individual users based on specific characteristics derived from their demographic and behavioral data. Further, advertisers are increasingly demanding effective advertising campaigns that go beyond traditional banner ads and incorporate enhanced features such as sponsorships, co-branding, integration of advertisements into Web site content, or content integration, and rich media, such as audio and video, as well as direct marketing techniques. eStats estimates that sponsorships will grow from approximately 40% of total online advertising in 1998 to approximately 58% in 2001. Additionally, the response rates achieved by advertising campaigns incorporating rich media, as measured by the number of users clicking through to the Web site promoted by an advertisement, commonly known as the click-through rate, are significantly higher than response rates achieved by simple banner advertisements. These developments in online advertising and marketing have led to increased differentiation in the pricing of online advertising. We believe that online advertisers increasingly will pay higher prices for more effective campaigns.

                            [Performance Bar Graph]

[Bar chart entitled Percent of Online Advertising Dollars, by Ad Format]
    Source: eAdvertising Report, Vol. I, April 1999, published by eMarketer.

 Challenges for Online Advertisers

  Online advertisers seek to continually enhance the effectiveness of their advertising campaigns. They face several significant challenges, including:

  . Complicated Media Buy. Low barriers to entry and easy-to-use Web site authoring software have resulted in a proliferation of Web sites and Web pages. eStats estimates that the number of Web sites in the United States has grown to 3.6 million in 1999. As a result, advertisers are faced with an increasingly complex and fragmented environment in which to construct, purchase and implement their advertising campaigns.

  . Lack of Technical and Creative Expertise. Advertisers are increasingly seeking solutions that enable them to achieve their goals by integrating sponsorships such as rich media and other marketing techniques into their online advertising campaigns. Implementing online solutions requires higher levels of technical and creative expertise.

  . Engaging the Online User. Because Web users exercise control over their online experience, online advertisers face greater difficulties in engaging a user's attention than do advertisers utilizing broadcast media who rely on the passive reception of their messages. The impact of traditional banner ad campaigns is limited. As a result, online advertisers have focused increasingly on developing campaigns that engage online users and encourage their interaction with the advertisements.

  . Compiling Data and Extracting Value. In order to create effective advertising campaigns, advertisers seek to gather relevant information about Web users through various means, such as tracking technology, which is able to track a user's movements through the Internet, and modeling techniques, which are used to predict a Web user's online behavior, and quickly analyze this information to continually refine campaign strategies. Most advertisers do not have the technical expertise to compile and analyze campaign performance data and, as a result, require a third party solution.

  . Execution. Once advertisers have compiled and analyzed the information gathered about Web users, they must be able to capitalize on the value of this information to create tailored advertising campaigns and direct these campaigns to specific groups of Web users. To maximize the effectiveness of their campaigns, advertisers must be able to implement changes in their strategies on a timely basis.

 Challenges for Web Publishers

  Web publishers seek to maximize the value realized from their available Web site space, or ad inventory. They face several significant challenges, including:

  . Lack of Sales Expertise. Many Web publishers lack sufficient experienced personnel to effectively sell ad space on their Web sites.

  . Difficulty in Differentiation. The number of Web sites has increased dramatically due in part to growth in the number of Web users, the advent of easy-to-use Web site authoring software and the continuing growth of electronic commerce. As a result, Web publishers increasingly face difficulty in differentiating themselves to prospective advertisers and in gaining access to advertising decision makers.

  . Lack of Ad Delivery and Tracking Technology. Given the pace and scale in which new ad delivery and tracking technology is evolving, many Web publishers cannot afford to develop and maintain the technology necessary to target, deliver and track Web advertising.

  . Inventory Management. Maximizing the value of a Web publisher's available Web site space, or ad inventory, requires efficient inventory management. It is difficult for Web publishers to maintain price consistency with their high-CPM ad packages while monetizing their unsold ad inventory.

The L90 Solution

  Our solution is designed to enable advertisers and Web publishers to take advantage of the Internet as a marketing medium. We offer advertisers creative campaign development and design services, strategic sales solutions and a network of Web sites on which to place their ads. Our adMonitor technology provides them with ad serving, contemporaneous campaign management, measurement, reporting and transaction tracking capabilities. We offer Web publishers the opportunity to focus on their core businesses while we provide online advertising sales, ad inventory management and back office operational support. Our comprehensive advertising solution combines our high value-added, strategic ad campaign development services, an extensive knowledge of our Web publishers and our adMonitor technology. We believe this combination enables us to obtain improved pricing by maximizing the value of the ad inventory of our Web publishers.

 Benefits to Advertisers

  . Strategic Advertising Sales Approach. Our highly skilled sales force consults closely with advertisers and advertising agencies to determine their needs and to construct effective advertising solutions that enable them to realize their online advertising objectives. Utilizing this consultative approach, we develop comprehensive campaigns that are intended to achieve higher response rates in a fragmented and crowded Web publishing marketplace.

  . Design and Marketing Expertise. Our extensive design, creative development and marketing expertise provides our clients with cost savings in the development and deployment of their advertising campaigns. In addition, our design and marketing expertise allows us to quickly develop and deploy these advertising campaigns, resulting in an advantage for our clients in the time it takes to implement an advertising campaign. Our skilled staff has significant expertise in creating advertising campaigns that employ leading-edge technologies and techniques, such as sponsorships or the incorporation of rich media into the campaign and sponsorships. Further, by maintaining a library of our successful advertising campaigns, we are able to offer advertisers the ability to select pre-tested solutions that can be quickly tailored to meet the advertisers needs and goals. This "plug and play" functionality significantly reduces the time it takes to implement an advertising campaign.

  . Sponsorship Advertising. We have created sponsorship advertising solutions that enable our advertising clients to develop campaigns that go beyond traditional banner advertising. Our highly targeted solutions utilize value-added features such as content integration, co-branding, rich media and campaign structures such as promotions and sweepstakes. We believe that our sponsorship solutions enable advertisers to place their ads in a more relevant and targeted context. For example, by co-branding an advertiser with a Web publisher or integrating the advertiser's advertisement into the Web publisher's content, the advertiser benefits from the Web publisher's existing relationship with its users. We believe these placements generate higher returns by leveraging the existing relationship between the Web user and the Web site.

  . Ad Serving and Tracking Technology. Our adMonitor technology delivers advertising campaigns incorporating rich media, interactivity and ad targeting. We aggregate information about Web users in our proprietary databases that can be used on a standalone basis or in conjunction with other data sources to deliver highly targeted advertising messages to users across our entire network of Web sites. Additionally, advertisers can access adMonitor through a Web browser, enabling them to view their campaigns and obtain real-time reports. adMonitor also enables advertisers to execute valuable testing programs, such as simultaneously running a number of different campaigns, and to obtain real-time performance feedback that assesses their relative effectiveness.

  . Highly Targeted Advertising. The combination of our network of Web sites, category sales specialists and adMonitor technology empowers us to structure highly targeted campaigns for advertisers. Advertisers can target delivery based on the Web user's demographic or behavioral data, or on more complex parameters, such as future buying prospects.

  . Direct Marketing Capabilities. We have considerable expertise in creating direct marketing campaigns that incorporate creative promotional offers and easy-to-use interactivity in order to realize increased click-through rates and greater participation by Web users. Our direct marketing campaigns include components such as interstitials, sweepstakes, targeted e-mails, Web user registrations and other techniques designed to encourage specific actions by users or to collect valuable customer data.

 Benefits to Web Publishers

  . Outsourced Advertising Sales. Participants in our network benefit from the services of our skilled sales force. By outsourcing online advertising sales, Web publishers are able to focus on their core competencies and avoid the significant investment and distraction of developing an in-house sales force.

  . Improved Pricing. Based on our ability to deliver highly effective campaigns, advertisers are willing to pay higher prices for the ad inventory on our network. We believe the average CPM realized by our Web publishers is substantially higher than the industry average.

  . Efficient Inventory Management. adMonitor provides Web publishers with an inventory management tool that generates useful real-time reports on current and expected ad inventory. By monitoring each active ad campaign, adMonitor continuously updates available inventory to properly deliver ads on schedule and to ensure that Web publishers achieve a superior revenue yield from their ad inventory. We seek to optimize yield by selling packages that emphasize high CPM advertising campaigns, including sponsorships, sweepstakes, promotions and content integration.

  . Creating Visibility. Due to the proliferation in the number of Web sites, it is often difficult for individual Web sites to gain the attention of major advertisers. Through the aggregation of online ad inventory from the Web sites we represent, our Web site network attracts the attention of major advertisers. Inclusion in our network provides Web publishers with access to a larger number of major advertisers.

  . Web-Hosted Ad Serving and Tracking. adMonitor provides Web publishers with centralized ad serving, targeting and tracking capabilities to execute, manage and optimize advertising campaigns incorporating rich media and sponsorships. Outsourcing this technology enables Web publishers to avoid the significant investments associated with developing this capability in-house.

  . Flexible, Adaptable Technology Platform. Our adMonitor technology is designed to be easily modified to incorporate new technologies in order to meet the needs and demands of Web publishers and advertisers. adMonitor's flexible technology also provides a platform for additional direct marketing applications such as e-mail campaign management and loyalty programs.

  . Rapid Implementation. We can implement adMonitor quickly and simply to begin serving ads for new Web publishing clients, typically within 24 hours. As a result, these clients can begin to generate revenue from the sale of their ad inventory in a highly efficient manner.

Strategy

  Our objective is to be the leading provider of comprehensive online advertising and direct marketing solutions. The following are the key elements of our strategy:

 Capture a Greater Share of Online Advertising Budgets

  We plan to capture a greater share of online advertising budgets by continuing to strengthen our relationships with advertisers and ad agencies and to provide comprehensive solutions that offer advertisers a broad range of options. Due to the creative and strategic emphasis of our advertising solutions, our sales executives typically work directly with senior advertising executives in developing and implementing their campaigns.

 Grow Our Sales and Marketing Organization

  In order to broaden our market coverage and expand our service offerings, we intend to continue to grow our sales and marketing organization. We believe that executing our strategy requires a knowledgeable and experienced sales and marketing organization. We intend to complement our current staff of trained professionals with additional qualified personnel, including increasing the number of category sales specialists and hiring international specialists.

 Selectively Expand Our Network of Web Publishers

  By enhancing and selectively expanding our network of Web publishers, we believe our marketing and sales solutions will become an increasingly attractive choice for online advertisers and Web publishers. We intend to expand our network by selectively adding new Web publishers that offer attractive demographics, innovative and quality content, strong management, brand name recognition and growing traffic. We strive to ensure that our network of Web publishers will continue to provide the desired audiences for advertisers.

 Enhance and Expand Our adMonitor Technology

  We intend to continue to enhance the performance and functionality of our adMonitor technology. adMonitor has enabled us to become a leading provider of centralized, outsourced advertising and direct marketing solutions. We believe that the ability of our technology infrastructure to incorporate new devices, technologies and targeting techniques, as well as its ability to grow with the growth of the Internet, will continue to provide us with significant competitive advantages.

 Further Develop and Deploy Our Library of Creative Marketing Solutions

  Our design, technical and marketing capabilities enable us to continually develop new and interactive marketing techniques and solutions. Once designed and implemented, these marketing and advertising solutions can be modified and adapted to create new campaigns for multiple advertisers and Web sites. We intend to enhance our design and creative capabilities and take advantage of our library of pre-tested solutions in order to provide our advertising clients with time-to-market and implementation advantages in the development and deployment of their advertising campaigns.

 Expand Our Direct Marketing Capabilities

  Our adMonitor technology facilitates online direct marketing by aggregating demographic and behavioral information about Web users from both our proprietary databases and third-party sources, such as the consumer databases of Donnelley Marketing. We are testing a new service through which users visiting our publishers' Web sites can voluntarily provide personal data in exchange for personalized ads and merchandise rewards. We intend to expand these capabilities with the goal of enabling true one-to-one targeting.

Products and Services

  We offer products and services designed to provide our advertisers and our Web publishers with comprehensive, customized online advertising solutions.

 Advertising Solutions

  In designing an advertising solution, we offer the following primary advertising programs:


       Advertising Programs                        Description
-------------------------------------------------------------------------------
  L90Premium                      . L90Premium leverages the strengths and
                                    demographics of each of our premium Web
                                    sites through advertising programs
                                    featuring advertising components, such as
                                    co-branding, content integration,
                                    contextual sponsorships, rich media and
                                    targeted banners, as well as promotions and
                                    sweepstakes. We specialize in providing
                                    three types of sponsorship opportunities:

                                    .    turnkey sponsorships, which are pre-
                                         packaged programs that can be easily
                                         and quickly implemented to meet the
                                         objectives of the advertiser;

                                    .    customized sponsorships, which are
                                         original programs specifically created
                                         for, and based upon the marketing
                                         objectives of, a specific advertiser;
                                         and

                                    .    syndicated sponsorships, which are
                                         genre-specific programs that run
                                         across a selection of our premium Web
                                         sites.

-------------------------------------------------------------------------------
  L90Targeted                     . L90Targeted enables an advertiser to run
                                    ads across 12 distinct interest categories,
                                    such as automotive, sports and technology.
                                    Our category sales specialists possess in-
                                    depth knowledge and understanding of their
                                    respective categories and can assist
                                    advertising clients in developing ad
                                    campaigns that address audiences in these
                                    categories.

-------------------------------------------------------------------------------
  L90R&E                          . L90R&E offers broad distribution across our
   (Reach and Efficiency Network)   entire network of Web sites for advertisers
                                    interested in attaining the greatest reach
                                    for the lowest and most efficient cost.

-------------------------------------------------------------------------------
  L90D.m.                         . L90D.m. programs are designed to reach
   (Direct Marketing)               targeted audiences and build qualified
                                    marketing databases. These programs
                                    include:

                                    .    L90Opt-in, which is a data-driven
                                         research tool and rewards program,
                                         enables us to develop detailed
                                         profiles of consumers by providing
                                         them with special promotions and
                                         rewards in return for sharing insight
                                         into their behaviors and interests.

                                    .    L90Link, which is a marketing tool
                                         that uses the entire L90 network, our
                                         adMonitor technology, and the power of
                                         word-of-mouth marketing to generate
                                         customer acquisitions. L90Link rewards
                                         users for taking advantage of
                                         promotional offers and forwarding
                                         these offers to friends and
                                         colleagues.

 Ad Serving and Tracking Technology

  Through our Web-hosted adMonitor technology, we offer advertisers and Web publishers the ability to selectively target and deliver ad campaigns that incorporate rich media and other marketing features. In addition, adMonitor enables advertisers to track, measure and manage the effectiveness of their ad campaigns and receive real-time reports from any Web browser.

  . Ad Serving. adMonitor delivers targeted advertising campaigns quickly, consistently and on schedule. In addition, because adMonitor is a centrally served technology platform administered from our facilities, our Web publishing clients are not required to purchase additional hardware, software or back-up systems to implement or utilize our adMonitor services. Our adMonitor system is easily modified, can handle significantly increased volume when needed, and is able to deliver targeted and specialized advertising campaigns virtually instantaneously. In addition, because adMonitor is capable of delivering rich media content, advertisers have the freedom to develop complex advertising solutions.

  . Tracking. adMonitor allows our clients to track their advertising audience's behavior and collect this information to build proprietary databases. adMonitor tracks Web users' online behavior after they enter one of our Web publisher's sites. As a result, we are able to construct databases of user interests and purchasing habits based on their online behavior. By applying analytical tools to our databases, we are able to offer advertisers valuable demographic and behavioral information for targeting campaigns.

  . Targeting. adMonitor enables our advertising clients to target their campaigns using a wide range of parameters, including domain, content area, keyword, geography and user-profile data. By utilizing adMonitor's advanced targeting capabilities, advertisers are able to direct their campaigns at Web users who are most likely to respond.

  . Monitoring. adMonitor provides advertisers with comprehensive performance reports and the ability to adjust media plans, all in real-time. Advertisers are able to track the progress of their campaigns from their Web browsers. These reports contain detailed information such as the Web sites included in an advertising campaign, the number of impressions served, the click-through rates and the resulting sales, as well as other performance measures. In addition, they provide the information that advertisers need to actively manage their campaigns to maximize effectiveness. adMonitor is fully Web-hosted and gives advertisers the ability to optimize in real time the performance of their advertising campaigns.

  . Inventory Management. We provide our Web publishers and advertisers with detailed, real-time information about current and future ad inventory. adMonitor automatically monitors each advertising campaign in progress, adjusts the delivery of ads for variations in site traffic and updates available ad inventory based upon current advertising campaigns. Our system ensures that advertising campaigns are optimally scheduled and delivered and that our Web publishers maximize the value of their ad inventory.

Our Network of Web Publishers

  We currently represent approximately 97 Web publishers, 30 of which are in our premium category. A Web publisher must satisfy a number of objective and subjective criteria before we will designate it as "premium." The objective requirements include measurable data such as minimum traffic volume. The subjective requirements include matters such as high brand recognition, desirable demographics and highly innovative content. For the nine months ended September 30, 1999, our premium Web publishers accounted for 62% of our total revenue derived from Web publishers. Our other Web publishers are generally newer Web sites that we believe have high growth potential. The decision to accept a Web publisher for representation is based on a number of criteria, including the demographics of the Web site's users, the Web site's content quality and brand name recognition, the level of existing and projected traffic on the Web site, and sponsorship opportunities.

  The following table identifies our premium Web publishers as of December 31, 1999:

                                            Premium Web Sites
-------------------------------------------------      -------------------------------------------------
 Company                    Web Address                          Company           Web Address
---------------------------------------------------    ---------------------------------------------------
 Alloy Online, Inc.       www.alloy.com                  Internet Shopping   www.shoplet.com
-------------------------------------------------          Outlet New York
 AutoFusion, Inc.         www.carprices.com                Corp.
---------------------------------------------------    ---------------------------------------------------
  Bell Atlantic           www.BigYellow.com              JobsOnline, LLC     www.jobsonline.com
    Electronic                                         ---------------------------------------------------
    Commerce                                             Liquid Audio, Inc.  www.liquidaudio.com
    Services, Inc.                                     ---------------------------------------------------
---------------------------------------------------      Lucasfilm Ltd.      www.StarWars.com
 Broadband Sports, Inc.   www.athletedirect.com                              www.IndianaJones.com
---------------------------------------------------    ---------------------------------------------------
 Campus Pipeline, Inc.    www.campuspipeline.com         MaMaMedia, Inc.     www.mamamedia.com
---------------------------------------------------    ---------------------------------------------------
 click2send.com,  Inc.    www.click2send.com             Regards.com, Inc.   www.regards.com
---------------------------------------------------    ---------------------------------------------------
  Extreme Interactive     www.scoopswrestling.com        Scour               www.scour.net
    Media, Inc.                                        ---------------------------------------------------
---------------------------------------------------      Sega of America     www.sega.com
 Freei Network, Inc.      www.go.freei.net             ---------------------------------------------------
---------------------------------------------------      Small World, Inc.   www.baseball.smallworld.com
 Harry Knowles            www.aint-it-cool-news.com                          www.football.smallworld.com
---------------------------------------------------                          www.golf.smallworld.com
 The HolidayChannel,      www.holidaychannel.com                             www.hockey.smallworld.com
    Inc.                                                                     www.hoops.smallworld.com
---------------------------------------------------                          www.tennis.smallworld.com
 Hollywood.com, Inc.      www.hollywood.com            ---------------------------------------------------
---------------------------------------------------      Sportspage.com,     www.sportspage.com
 Homestead                www.homestead.com                Inc.
   Technologies                                        ---------------------------------------------------
---------------------------------------------------      Starchefs           www.starchef.com
 iFilm Corporation        www.ifilm.com                ---------------------------------------------------
---------------------------------------------------      TargetMatch &       www.datingclub.com
 IMS, Inc.                www.kanoodle.com               NetMatch            www.jobmatch.com
---------------------------------------------------                          www.matchonline.com
 Infonautics Corp.        www.companysleuth.com                              www.open4assistance.com
                          www.elibrary.com                                   www.singlesmonthly.com
                          www.encyclopedia.com                               www.travelmatch.com
                          www.jobsleuth.com            ---------------------------------------------------
                          www.researchpaper.com          Weider              www.fitnessonline.com
                          www.sportssleuth.com             Publications      www.shapeonline.com
---------------------------------------------------    ---------------------------------------------------
                                                         Whatis.com, Inc.    www.whatis.com
                                                       ---------------------------------------------------
                                                         The WinSite         www.winsite.com
                                                           Group, Inc.
                                                       ---------------------------------------------------

  Our entire network of Web publishers is organized into 12 categories. We determine the category of a Web site based primarily on its content. Advertisers may choose to target their ads on sites within one or more of these categories. Some of our Web sites may fall into multiple categories if they provide a broad range of content.

                              Web Site Categories

      .  Automotive                     .  E-Commerce                          .  Sports
      .  Business/Finance               .  Entertainment                       .  Technology
      .  College                        .  Health/Fitness                      .  Travel
      .  Directories/Portals            .  Kids/Teens                          .  Women

Our Advertising Clients

  In connection with the representation of our Web publishers, we have developed relationships with, and continue to focus our sales and marketing efforts on, online advertisers and advertising agencies. Since inception, over 500 advertisers from a variety of industries have utilized our services. Our experienced sales and marketing organization works closely with advertisers and advertising agencies to enhance the effectiveness of their online advertising campaigns. No advertising client represented more than 10% of our revenue for the nine months ended September 30, 1999.

  Set forth below is a list of the top 20 advertisers during the nine month period ended September 30, 1999. The following list of advertisers accounted for 47.4% of the total revenue derived from advertisers for the nine months ended September 30, 1999.

                             Top 20 L90 Advertisers

       Ameritech                   Improvenet
       Ask Jeeves                  iVillage
       AutoConnect                 Microsoft
       Chevrolet                   Netscape
       Computers4SURE              Target Match
       Deluxe Entertainment        Tickets.com
       Dynamic Telecommunications  Uproar
       Galaxi World                Visa
       Gateway                     VR Services
       Honda                       Wired Solutions


Selected Customer Applications

  The following customer case studies are a few examples of comprehensive advertising solutions we have developed for our advertising clients.

 Tickets.com--Brand Building, Ticket Sales and Database Generation

  Tickets.com is a premier online resource for event information and tickets, updating traditional ticketing distribution practices with today's Internet technology. Tickets.com required an online advertising and marketing solution that would generate brand awareness, increase market share, drive traffic to their Web site and build a targeted database.

  Working closely with Tickets.com, our marketing and creative teams designed an integrated sponsorship program that is featured on three of our premium entertainment and sports Web sites. Our advertising solution places Tickets.com in contextually-relevant Web site content and positions Tickets.com as the premier ticket buying and information resource. Specifically, the Tickets.com sponsorship program utilizes a combination of content integration, contextual offers, co-branded sites within the host Web publisher's site, and sweepstakes elements to generate brand awareness for Tickets.com and drive users to the Tickets.com Web site. For example, we created a "Take Me to the Big Game" sweepstakes on Small World's Web sites that offers visitors the opportunity to win tickets to premier sporting events, including the championships of the four major professional sports.

  Additionally, our adMonitor technology enables Tickets.com to capture registration details at the Web sites on which this sponsorship is featured, as well as track the movement of visitors through the Web sites. Tickets.com uses this information to create user profiles based on declared and inferred behavioral data. By building this growing database of individual user profiles, Tickets.com intends to provide customized offers, such as local sports or special interest tickets, targeted to individual Web users or groups of users. This campaign demonstrates our expertise at developing multi-pronged solutions that meet an advertiser's objective and highlights adMonitor's targeting and database building capabilities.

 Visa--Preferred Card Placement, Market Share Penetration and Card Usage

  Visa, one of the premier brand names in electronic payment methods, sought a solution that would take advantage of the Internet as a new commerce vehicle. Visa's goals were to strengthen their brand recognition, reinforce current customer loyalty and increase their overall credit card market share.

  We leveraged Music Boulevard's niche as a leading e-commerce site to create a customized sponsorship for Visa. The sponsorship included "Visa, the Preferred Card" banner placements throughout the Music Boulevard site, "Visa, the Preferred Card" banner placements on all checkout pages of the site, and Visa sponsorship of Rocktropolis' AllStar Column, Classical Insites' Hall of Fame and Jazz Central Stations' Events on Music Boulevard. In addition, Visa was featured as the default payment choice on each checkout page on Music Boulevard. Moreover, if a user attempted to use another payment choice, the user was presented with a $2 coupon for use on future Music Boulevard purchases, provided that the user switched to Visa as the form of payment. Due to the success of the Visa campaign in increasing Visa's marketshare over its competitors, this campaign, which was originally scheduled to run for six months, was extended for an additional six months.

 iVillage--Integrated Sponsorship Across Online and Print Media

  iVillage, the leading women's community site, offers women's health and fitness information, parenting advice, financial insight, e-mail, chat rooms and personal homepages. iVillage required an advertising campaign that would grow its market share and reach a broad demographic cross-section of women.

  Our marketing and creative teams designed a comprehensive campaign that takes advantage of both the online and offline media properties of Weider Publications, which produces both print magazines, such as Shape, Men's Fitness and Muscle & Fitness, and Web sites, such as Fitness Online and Shape Online. Using our adMonitor technology, we serve targeted banner placements throughout Shape Online and the women-centric areas of Fitness Online, as well as banner placements throughout Fitness Online. In addition to the online components, the iVillage campaign includes recurring print ads in Shape magazine. These print ads are used to build brand awareness for iVillage, to drive readers to the iVillage Web site and to promote new offerings at iVillage. This campaign has been running for over nine months and receives an average click-through rate, or the number of users clicking on an advertisement, that is twice as high as the industry average. This integrated sponsorship demonstrates our ability to couple the attributes of online and offline media properties to build an effective advertising campaign.

 OshKosh B'Gosh, Inc. Building Product Awareness for the Genuine Girl Product
 Line

  Genuine Girl is a new product line from the popular children's clothing manufacturer OshKosh B'Gosh, Inc. OshKosh B'Gosh needed a creative advertising solution that would allow them to introduce the Genuine Girl product to their desired audience, encourage consumer interaction with the product and ultimately drive users to a retail store to purchase the product.

  Building on the interactive activities featured on MaMaMedia, we helped create the OshKosh B'Gosh sponsored Genuine Girl program on MaMaMedia. One of MaMaMedia's popular features is an activity that enables users to create online, interactive stickers. We customized this activity for OshKosh B'Gosh's Genuine Girl product line and tailored the program to young girls. By visiting the Genuine Girl sponsored activity, children are able to create and print out their own Genuine Girl interactive stickers by dragging and pasting rich media items, such as talking girls, flowering stars and fluttering butterflies onto this virtual sticker. By integrating the OshKosh B'Gosh Genuine Girl product line into the MaMaMedia Web site, OshKosh B'Gosh is able to reach their target audience in a creative and effective manner. This campaign has resulted in an average click-through-rate of 15%.

 Launch Media Inc. --Response Driven Direct Marketing

  Launch Media, Inc. is a digital media company dedicated to creating the premier Internet destination for discovering new music. Launch was seeking to acquire new customers and introduce users to its subscription-based CD-ROM offering.

  Taking advantage of our network of Web sites, we developed a direct marketing solution for Launch designed to reach a diverse group of users and offer them a trial subscription to Launch. The program incorporates direct marketing components, such as interstitials, sweepstakes and other opt-in opportunities throughout a group of Web sites, all of which invite users to "opt-in" to receive free trial issues of the Launch CD-ROM. This effective direct marketing solution results in a monthly average of 1,000 user sign-ups.

 Levi's Contextual Sponsorship for the Roll-Out of the Levi's E-Commerce Site

  Levi's is a leading clothing manufacturer, best known for its manufacturing and distribution of jeans. Until the advent of the Internet, Levi's primarily relied on traditional retail stores to distribute its products. Levi's wanted to introduce Web users to their new e-commerce Web site and tie their online advertising campaign with their offline marketing plans, which featured their support of music.

  We worked in tandem with Levi's advertising agency, USWeb/CKS, to develop a co-branded Levi's Web site, the Rock n' Roll Jeans Factory, that was embedded within the content of Music Blvd.'s Rocktropolis Web site. This co-branded Web site was designed to allow the user to interact with the new Levi's e-commerce store while remaining within the Music Blvd. Web site. This program enabled Levi's to successfully introduce their e-commerce offering to users while they remained in a familiar landscape.

 "Shop the Seasons" Syndicated Shopping Guide and Direct Marketing Solution

  We developed the Shop the Seasons campaign in response to e-commerce advertisers' need for holiday-centric shopping areas. We created the Shop the Seasons Web site that presents users with a multitude of unique gift suggestions that are continuously rotated and optimized according to each advertiser's product offerings. This Web site also includes a promotional ticker that continuously scrolls through special offers from participating advertisers. The Shop the Seasons Web site is syndicated across and placed within the content of our entire network of Web sites.

  Additionally, we utilized adMonitor to build the Holiday Helper, a technology that allows consumers to save a shopping list of the products they want to buy while moving from advertiser site to advertiser site. Users are able to e-mail their personal shopping list to friends and family for future shopping. In designing the Shop the Seasons campaign, we incorporated a direct marketing and database building component that requires users to submit their e-mail address in order to receive promotional offers and allows them to "opt-in" to receive future offers from the gift guide's advertisers. The Shop the Seasons campaign highlights an original concept developed with the expertise of our sales, marketing, creative and technology teams.

Privacy Concerns

  We believe that issues relating to the privacy of Internet users and the use of personal information about these users are extremely important. In implementing any service or program designed to gather personal data about Web users, we are always mindful of our continuing commitment to uphold the privacy principles of the Direct Marketing Association. These privacy principles include:

  . a prominent, easy to read, online notice of a marketer's information practices and a user's opportunity to opt out or prohibit the disclosure of any personal information collected;

  . the posting of online solicitations to newsgroups, bulletin boards and chat rooms only when consistent with the forum's stated policies; and

  . additional principles that apply to online activities directed primarily at children.

Sales and Marketing

  Our sales and marketing staff is trained to work strategically with our Web publishers and advertisers to develop comprehensive advertising solutions. We believe that advertisers desire sponsorship opportunities that go beyond the banner to include content integration, contextual sponsorships, promotions, sweepstakes, e-mail sponsorships, interstitials, custom content and other highly effective advertising tools. We have assembled a sales and marketing staff that possesses the marketing, media, creative and advertising skills required to develop these types of large, comprehensive advertising campaigns. We have close relationships with, and detailed knowledge of, our Web publishers. Consequently, we are able to work with advertisers in developing customized and effective advertising solutions.

  We sell our advertising solutions in the United States through a sales and marketing team consisting of a total of 75 employees as of December 31, 1999. Our sales and marketing team is organized in a matrix fashion and includes account executives, who sell all of our Web site ad inventory, and category sales specialists, who focus on a specific field of content. Currently, our sales and marketing team is organized according to five geographic regions.

  Our experienced Web publisher and advertiser sales and marketing personnel use a variety of marketing programs to generate demand for our products and services, build market awareness, develop customer leads and establish business relationships. Our marketing activities include public relations, print advertisements, online advertisements and direct marketing, Web advertising seminars, trade shows, special events, sponsorships and ongoing customer communications programs.

Technology Platform

  We have developed a centralized ad serving and tracking system that is resident in our facilities. adMonitor is a flexible and versatile system with the ability to adapt to specific advertiser and Web publisher needs. Complex ad campaigns can be quickly developed and implemented using our technology. adMonitor supports most leading Web tools and technologies, including JAVA, Java Script, RealAudio, Enliven and VRML and is capable of delivering these advertising campaigns containing rich media and interstitials. Moreover, adMonitor is compatible with most leading host servers.

  adMonitor has the ability to selectively serve advertisements to and track the movements of Web users. Upon viewing and downloading a Web page of one of our Web publishers, the user is automatically and discretely directed to the adMonitor system to retrieve an advertisement. Our adMonitor system, based on the user's profile and the current ad campaign, matches a set of advertisements to the user and selects the appropriate ad to display. Through the use of cookies, adMonitor is also able to track the user's movements through the Web publisher's site. adMonitor provides advertisers real-time reporting tools. Advertisers can log into the adMonitor system from any Web browser to access reports on their campaigns. All reports are real-time and can be customized to satisfy the needs of the advertiser.

  adMonitor functions on a fully redundant, high performance system built with an emphasis on capacity and speed. We use a combination of products from Sun Microsystems, Cisco Systems, Microsoft, Oracle, 3Com and F5 Labs to support adMonitor's scalability and reliability. adMonitor is deployed on hardware resident in multiple, secure data centers located across the United States in three facilities operated by Exodus Communications, where technical support is provided 24 hours a day, seven days a week.

Competition

   The online advertising market is extremely competitive. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

  . the timing and market acceptance of new solutions and enhancements to existing solutions developed either by us or our competitors;

  . the continued and increasing acceptance by advertisers of the Internet as an effective and cost-efficient means of advertising;

  .  the ability to adapt to the rapidly changing trends of the Internet;

  .  our customer service and support efforts;

  .  our sales and marketing efforts;

  . our ability to adapt and scale our technology as customer needs change and grow; and

  . the ease of use, performance, price and reliability of solutions developed either by us or our competitors.

  As we expand the scope of our Web services, we may face greater competition from a number of Web sites and other media companies across a wide range of different Web services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other factors. Several companies offer competitive products or services through Web advertising networks, including 24/7 Media, DoubleClick and Flycast Communications. Our business may also encounter competition from providers of advertising inventory and database management products and related services, including AdForce, DoubleClick and Engage Technologies. In addition, we may face potential competition from a number of large Web publishers and Web search engine companies, such as America Online, Excite@Home, Infoseek and Yahoo!. We also compete with television, radio, cable and print for a share of the overall advertising budgets of advertisers.

Intellectual Property Rights

  Our success and ability to compete are substantially dependent on our internally developed technologies, including adMonitor, and trademarks that we protect through a combination of intellectual property laws. We have applied to register trademarks in the United States. We cannot guarantee that any of our trademark registrations will be approved. Even if they are approved, these trademarks might be successfully challenged by others or invalidated. Furthermore, if our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks will be restricted unless we enter into arrangements with these third parties. We cannot assure you that we can enter into arrangements with these third parties on commercially reasonable terms.

  We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to disclose, obtain or use our advertising solutions or technologies. Our precautions may not prevent misappropriation of our advertising solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our rights as fully as in the United States.

  Our technology collects and utilizes data derived from user activity on the Internet. This information is used for targeting advertising and predicting advertising performance. Although we believe that we generally have the right to use this information and to compile it in our database, we cannot assure you that any trade secret, copyright or other protection will be available for this information. In addition, others may claim rights to this information. Furthermore, we cannot guarantee that any of our other intellectual property rights will be viable or valuable in the future since the validity, enforceability and scope of protection of intellectual property rights in Internet related industries is uncertain and still evolving. In addition, third parties may assert infringement claims against us. Any claims could subject us to significant liability for damages and could result in the invalidation of our intellectual property rights. In addition, any claims could result in litigation, which would be time-consuming and expensive to defend, and divert our time and attention. Even if we prevail, this litigation could cause our business, results of operations and financial condition to suffer. Any claims or litigation from third parties may also result in limitations on our ability to use the intellectual property subject to these claims or litigation unless we enter into arrangements with the third parties responsible for these claims or litigation, which could be unavailable on commercially reasonable terms. We believe that factors such as the technological and creative skills of our personnel, new service offerings, brand recognition and reliable customer service are more essential to establishing and maintaining our position in the marketplace, rather than the legal protection of our technology. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

  On November 12, 1999, DoubleClick filed a lawsuit against us in the United States District Court for the Eastern District of Virginia. The suit alleges that we are infringing, and inducing and contributing to the infringement by third parties of, a patent held by DoubleClick related to methods and networks for delivering, targeting and measuring advertising over the Internet. DoubleClick is seeking treble damages in an unspecified amount, a preliminary and permanent injunction from further alleged infringement and attorneys' fees and costs. We believe we have meritorious defenses to this lawsuit and intend to defend ourselves vigorously. We currently believe that this lawsuit and its outcome will not cause any material harm to our business. However, the litigation could result in significant expenses and diversion of management time and other resources. If DoubleClick is successful in its claims against us, then we may be hindered or even prevented from competing in the Internet advertising market and our operations would be severely harmed. See "Risk Factors -- Intellectual property infringement claims, including claims by DoubleClick against us, could prevent or hinder our ability to delivery advertisements over the Internet" and "Business--Legal Proceedings" for more information relating to the DoubleClick suit.

Employees

  As of December 31, 1999, we had 113 full-time employees, including 75 in sales and marketing, 24 in engineering and product development and 14 in accounting, human resources, business operations and administration. In addition, we had three part-time employees. We are not subject to any collective bargaining agreements and believe that our employee relations are excellent. Our future success depends in part on our ability to attract, retain, integrate and motivate highly-skilled employees. Competition for employees in the industry is intense.

Legal Proceedings

  On November 12, 1999, DoubleClick filed a lawsuit against us in the United States District Court for the Eastern District of Virginia. The suit alleges that we are infringing, and inducing and contributing to the infringement by third parties of, a patent held by DoubleClick related to methods and networks for delivering, targeting and measuring advertising over the Internet. DoubleClick is seeking treble damages in an unspecified amount, a preliminary and permanent injunction from further alleged infringement and attorneys' fees and costs. We believe we have meritorious defenses to this lawsuit and intend to defend ourselves vigorously. We currently believe that this lawsuit and its outcome will not cause any material harm to our business. See "Risk Factors-- Intellectual property infringement claims, including claims by DoubleClick against us, could prevent or hinder our ability to delivery advertisements over the Internet."

  In addition to the DoubleClick lawsuit, we periodically may become subject to other legal proceedings in the ordinary course of our business. We are not currently involved in any such other proceedings which we believe will materially and adversely affect us.

Facilities

  Our principal executive offices are located in Santa Monica, California, where we lease approximately 11,000 square feet under a lease that expires on December 31, 2000. We also lease approximately 6,000 square feet of space in another facility in Santa Monica, California. In addition, we lease space for our sales and marketing efforts in Chicago; Franklin, Michigan; New York; and San Francisco. Our adMonitor ad serving and tracking software and hardware is housed in Irvine, California and Santa Clara, California. These two facilities provide us with a secure area to store and operate our computer systems and capacity for communications links and Internet connectivity systems. We are continually evaluating our facility requirements. We believe that our existing leased space is more than adequate for our current operations, and that suitable replacement and additional space will be available in the future on commercially reasonable terms.

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

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

  Our directors, executive officers and key employees and their positions and ages, as of December 31, 1999, are as follows:

   Name                            Age Position
   ----                            --- --------
   William M. Apfelbaum........... 52  Chairman of the Board of Directors
   John C. Bohan.................. 35  President, Chief Executive Officer and
                                        Director
   Thomas A. Sebastian............ 35  Senior Vice President, Chief Financial
                                        Officer and Assistant Secretary
   Mark D. Roah................... 30  Senior Vice President of Business
                                        Development and Director
   Christopher J. Cardinali....... 35  Vice President of Northwestern Sales,
                                        Secretary and Director
   Frank A. Addante............... 23  Chief Technology Officer
   Sean P. Cowan.................. 32  Senior Vice President of New York Sales
   Keith J. Kaplan................ 31  Senior Vice President of National Sales
   Peter G. Diamandis............. 67  Director
   Peter E. Ligeti................ 44  Director
   Glenn S. Meyers................ 38  Director
   G. Bruce Redditt............... 48  Director
   Peter Sealey................... 59  Director

  William M. Apfelbaum has served as our Chairman of the Board and a director since September 1998. Mr. Apfelbaum has been the President and Chief Executive Officer of TDI Worldwide, a wholly-owned subsidiary of CBS, since 1989. Mr. Apfelbaum is also the founder of CBS Plus which oversees advertising sales across all seven of CBS's media divisions, including their Internet-based properties. Mr. Apfelbaum graduated with a B.A. from New York University. He has guest lectured at the Harvard Business School, the London Business School and New York University's Stern School of Business.

  John C. Bohan has served as our President and Chief Executive Officer and a director since our inception. Mr. Bohan is a co-founder of L90. From April 1995 to December 1996, he was Executive Vice President for Screaming Media, formerly known as Interactive Connection. From August 1994 until March 1995, Mr. Bohan served as an advertising sales Account Executive for USA Networks. Mr. Bohan worked as a cable advertising sales Account Executive for Landmark Communications in both New York City and Los Angeles from February 1990 to August 1994. Mr. Bohan graduated with a B.A. in Economics from Middlebury College.

  Thomas A. Sebastian has served as Chief Financial Officer, Senior Vice President and Assistant Secretary of L90 since July 1999. Between June 1997 and June 1999, Mr. Sebastian served as Vice President of Finance of Fair, Isaac & Company. Between May 1996 and May 1997, he was an Investment Banker at Volpe, Brown, Whelan & Company. Between June 1994 and May 1996, Mr. Sebastian worked as Corporate Finance Manager at Hewlett-Packard Company. Mr. Sebastian graduated with a B.S. in Computer Science from the University of Virginia and an M.B.A. from the Anderson School at UCLA.

  Mark D. Roah has served as our Senior Vice President of Business Development since April 1999 and has served as a director of L90 since our inception. Mr. Roah is a co-founder of L90. From

January 1997 to April 1999, he served as our Vice President of Southwestern Sales. Between January 1996 and December 1996, Mr. Roah worked as an Account Executive at Screaming Media, formerly known as Interactive Connection. From August 1992 until November 1994, Mr. Roah worked as a Financial Analyst at Shaman Pharmaceuticals and between November 1994 and December 1995 he was a Marketing Manager for ICS Communications. Mr. Roah graduated with a B.S. in Finance from San Francisco State University.

  Christopher J. Cardinali has served as our Vice President of Northwestern Sales and Secretary and has served as a director since our inception. Mr. Cardinali is a co-founder of L90. Between January 1996 and December 1996, Mr. Cardinali worked as an Account Executive at Screaming Media, formerly known as Interactive Connection. Between June 1995 and December 1995, he was a consultant for Halo Interactive. Mr. Cardinali graduated with a B.A. in Economics and Philosophy from Boston College and also received an M.B.A. from the Anderson School at UCLA.

  Frank A. Addante has served as our Chief Technology Officer since February 1998. Between January 1995 and February 1998, Mr. Addante served as Vice President of ReaXions, Inc., an Internet advertising and e-commerce technology development company. Between January 1997 and February 1998, ReaXions provided technology consulting services to L90, during which time Mr. Addante served as our primary contact within ReaXions. Prior to January 1995, Mr. Addante attended the Illinois Institute of Technology.

  Sean P. Cowan has served as our Senior Vice President of New York Sales since October 1999. Between September 1997 and September 1999, Mr. Cowan served as Vice President, National Sales, for Paramount Advertiser Services, Paramount Pictures. Between September 1992 and September 1997, he served as an Account Executive for Paramount Advertiser Services, Paramount Pictures. Mr. Cowan graduated with a B.S. in Marketing from State University of New York, College at Oswego.

  Keith J. Kaplan has served as our Senior Vice President of National Sales since October 1999. Between August 1998 and September 1999, Mr. Kaplan served as National Account Manager for Transportation Displays Incorporated. Between April 1995 and August 1998, Mr. Kaplan served as Northeast Division Manager for Paramount Pictures. From February 1990 to April 1995, he served as National Sales Manager for Cablevision Systems (SportsChannel). Mr. Kaplan graduated with B.A. in Communications from Syracuse University.

  Peter G. Diamandis has served as one of our directors since August 1999. Mr. Diamandis is currently a managing member of DigaComm, L.L.C., a private investment firm. Between February 1991 and September 1996, he served as Vice Chairman of DM Holdings, Inc., the parent company of Donnelley Marketing, Inc. Mr. Diamandis was also the founder or publisher of several popular magazines, including Self Magazine, New York and Mademoiselle. Mr. Diamandis serves on the board of directors of Big Flower Press Holdings, Inc. Mr. Diamandis graduated with a B.S. in Finance from Bucknell University.

  Peter E. Ligeti has served as a director of L90 since August 1999. Since 1988, Mr. Ligeti has been a principal of Keystone Venture Capital, a Philadelphia-based venture capital firm, where he has managed many of Keystone's technology-related investments and provided financing to emerging growth companies. Mr. Ligeti has represented Keystone on the boards of such companies as Solbright, Nettech, BATNET, Hollywood Stock Exchange, Integrated Circuit Systems, Paradigm Software Technologies, Ansoft, Infonautics and National Medical Technologies. Mr. Ligeti graduated with a B.A. from Harvard University and an M.B.A. from the Wharton School at the University of Pennsylvania.

  Glenn S. Meyers has served as one of our directors since September 1999. Since April 1998, Mr. Meyers has served as a director and the President and Chief Executive Officer of Rare Medium Group, Inc. Mr. Meyers has also served as a director and Chief Executive Officer of Rare Medium, Inc. since September 1995. Prior to September 1995, Mr. Meyers served as President of Brookridge Capital Management, an Internet venture capital firm. Mr. Meyers graduated with a B.S. from the University of Florida School of Business Administration.

  G. Bruce Redditt has served as one of our directors since September 1999. Since May 1998, Mr. Redditt has served as Executive Vice President of Omnicom Group Inc. His duties include overseeing Communicade, a division of Omnicom Group that holds investment positions in companies specializing in Web-based, interactive media services. Between July 1995 and April 1998, Mr. Redditt served as Executive Vice President of Sony Pictures Entertainment. Between July 1986 and June 1995, Mr. Redditt held a number of communication positions within GTE Corporation, last as Corporate Vice President. Mr. Redditt graduated with a B.S. from Florida State University.

  Peter Sealey has served as one of our directors since August 1999. Dr. Sealey has been a Lecturer and an Adjunct Professor of Marketing at the Haas School of Business at the University of California, Berkeley since 1994. In addition, during the same period Dr. Sealey has been self-employed as a management consultant. Dr. Sealey was employed by the Coca-Cola Company for 24 years, where he held a series of senior management positions, including Senior Vice President, Global Marketing. Dr. Sealey serves on the board of directors of Autoweb.com, Cybergold, Inc. and USWeb Corporation. Dr. Sealey graduated with a B.S. from the University of Florida, an M.I.A. from Yale University, and an M.A. and a Ph.D. from Claremont Graduate University.

Composition of the Board

  Our board of directors has nine authorized members. Our certificate of incorporation and a stockholders agreement to which substantially all our stockholders are a party provide that one director is to be elected by the holders of the Series A preferred stock, three are to be elected by the holders of the Series B preferred stock, one is to be elected by the holders of the Series C preferred stock (which member is to be designated by Rare Medium Group, Inc.) and four are to be elected by the holders of the common stock, one of whom is to be nominated by the other eight directors. These election rights of the Series A, Series B preferred and Series C preferred stockholders will expire upon the closing of this offering upon conversion of their preferred stock into common stock. The stockholders agreement will also expire at that time. Thereafter, all directors will be elected by the holders of common stock. Members of the board of directors will be elected each year at our annual meeting of stockholders, and serve until the following annual meeting of stockholders or until their respective successors have been elected and qualified.

Board Committees

  We have established an audit committee, comprised of Mr. Ligeti and Mr. Diamandis, and a compensation committee, comprised of Mr. Apfelbaum and Mr. Sealey. The audit committee reviews our internal accounting procedures and consults with and reviews the results and scope of the audit and other services provided by our independent accountants. The compensation committee administers our stock option plans and reviews and approves the compensation and benefits for our key executive officers. This committee also establishes and reviews general policies relating to compensation and benefits of our employees.

Director Compensation

  Other than reimbursing directors for customary and reasonable expenses of attending board and committee meetings, we do not currently compensate our non-employee directors.

Employment Agreements

  In September 1999, we entered into at-will employment agreements with each of Messrs. Bohan, Sebastian, Roah, Cardinali and Addante. These agreements provide for annual base salaries of $58,000, $130,000, $100,000, $60,000 and $81,600,
respectively. In addition, these agreements provide for sales commissions for Messrs. Bohan, Roah, Cardinali and Addante in accordance with our then current policy. Each agreement provides for an initial two-year term, and is automatically renewed for successive one-year terms, unless otherwise terminated in writing by us or the employee prior to 30 days before the expiration of the initial term or any successive term. These agreements provide for customary benefits and for the ongoing payment to each of these employees of their base salaries for the balance of the initial term or any successive term if he is terminated without cause. In November 1999, we entered into an arrangement with Mr. Sebastian governing the vesting of stock options and restricted stock grants upon a termination of his employment following a change in control. The agreement provides that all of Mr. Sebastian's options and restricted stock grants shall become exercisable upon a termination of his employment following a change in control. In addition, the agreement provides that in the event of a termination of his employment following a change in control, Mr. Sebastian will receive a cash payment to offset the effects of any "excess parachute" excise tax imposed upon him.

Executive Compensation

  The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and the other executive officers whose cash compensation exceeded $100,000 in 1999 for services rendered to L90 in all capacities during 1999.

                           Summary Compensation Table

                                                          Long-Term
                            Annual                      Compensation
                         Compensation                      Awards
Name and Principal       ------------  Other Annual   Shares Underlying  All Other
Position                    Salary    Compensation(1)      Options      Compensation
------------------       ------------ --------------- ----------------- ------------
John C. Bohan...........   $58,000       $204,649            --              --
  President and Chief
   Executive Officer
Thomas A. Sebastian.....   $85,000          --             166,666           --
  Senior Vice President,
   Chief Financial
   Officer and Assistant
   Secretary
Christopher J.
 Cardinali..............   $60,000       $ 69,480          133,333(2)      $4,800(3)
  Vice President of
   Northwestern Sales
Mark D. Roah............   $39,792       $111,985          133,333(2)      $4,800(3)
  Senior Vice President
   of Business
   Development
Frank A. Addante........   $63,600       $ 39,344          640,000           --
  Chief Technology
   Officer

--------
(1) The amounts listed in "Other Annual Compensation" is comprised solely of sales commissions.
(2) These shares underlie an option granted by John C. Bohan to the option holder. The option and the shares underlying the option may be deemed compensation received by the option holder for services rendered to L90.
(3) This amount represents a vehicle allowance.

Option Grants in 1999

  The following table sets forth information regarding options granted to the named executives during the year ended December 31, 1999. We have not granted any stock appreciation rights. Options were granted at an exercise price equal to the fair market value of the common stock at the date of the grant. In determining the fair market value of the common stock, the board of directors considered various factors, including recent arms' length transactions, our financial condition and business prospects, operating results, the absence of a market for the common stock and the risks normally associated with investments in companies engaged in similar businesses. The term of each option granted is generally 10 years from the date of grant. Options may terminate before their expiration dates, if the optionee's status as an employee is terminated or upon the optionee's death or disability.




                                         Individual Grants                    Potential Realizable
                         ----------------------------------------------------   Value at Assumed
                         Number of    % of Total                              Annual Rates of Stock
                         Securities    Options                                 Price Appreciation
                         Underlying   Granted to                               for Option Term(3)
                          Options     Employees  Exercise Price  Expiration   ---------------------
Name                      Granted      in 1999     Per Share        Date          5%         10%
----                     ----------   ---------- -------------- ------------- ---------- ----------
John C. Bohan...........      --          --           --                 --         --         --
Thomas A. Sebastian.....  166,666        10.1        $3.53      Aug. 17, 2009 $  369,998 $  937,648
Christopher J.
 Cardinali..............  133,333(1)      7.5(2)     $3.53      Aug. 10, 2009 $  295,999 $  750,119
Mark D. Roah............  133,333(1)      7.5(2)     $3.53      Aug. 10, 2009 $  295,999 $  750,119
Frank A. Addante........  640,000        38.9        $3.53      Aug. 10, 2009 $1,420,798 $3,600,583

--------
(1) These shares underlie an option granted by John C. Bohan to the option holder. The option and the shares underlying the option may be deemed compensation received by the option holder for services rendered to L90.

(2) This percentage only includes 133,333 shares underlying an option that may be deemed compensation received by the option holder for services rendered to L90.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted based upon the fair market value on the date of grant. These assumptions are not intended to forecast future appreciation of our stock price. The amounts reflected in the table may not be achieved.

1999 Year-Ended Option Values

  The following table sets forth for each of the named executives information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1999. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of our common stock as of December 31, 1999. None of the named executives exercised any options in 1999.

                              Number of Securities      Value of Unexercised
                             Underlying Unexercised         In-the-Money
                                Options at FY-End       Options at FY-End(1)
                            ------------------------- -------------------------
Name                        Exercisable Unexercisable Exercisable Unexercisable
----                        ----------- ------------- ----------- -------------
John C. Bohan..............       --           --            --           --
Thomas A. Sebastian........       --       166,666           --    $1,244,995
Christopher J. Cardinali...   266,666          --     $2,411,994          --
Mark D. Roah...............   266,666          --     $2,411,994          --
Frank A. Addante...........   333,333      306,667    $2,489,998   $2,290,802

--------
(1) Calculated by determining the difference between the fair market value of the securities underlying the option as of December 31, 1999, which the Board of Directors has determined to be $11.00 per share, and the exercise price of the named executive's options. In determining the fair market value of L90's common stock, the board of directors considered various factors, including L90's financial condition and business prospects, its operating results, the absence of a market for its common stock and the risks normally associated with technology companies.

1999 Stock Incentive Plan

  Our 1999 Stock Incentive Plan was adopted by the board of directors on April 30, 1999, and provides for awards or sales of shares and options, including incentive stock options and nonstatutory stock options. A total of 2,333,333 shares of common stock has been reserved for issuance under our 1999 Stock Incentive Plan.

  Our 1999 Stock Incentive Plan is administered by our compensation committee of the board of directors. The board of directors may amend our 1999 Stock Incentive Plan as it desires without further action by our stockholders except as required by applicable law. Our 1999 Stock Incentive Plan will remain in effect until terminated by the board or for a term of 10 years from its original adoption date, whichever is earlier.

  The consideration for each award under our 1999 Stock Incentive Plan will be established by the administrator, but in no event will the option price for any award be less than 100% of the fair market value of the stock on the date of the grant. In the event that an employee recipient of incentive stock options under our 1999 Stock Incentive Plan holds 10% or more of our outstanding common stock on the date of the grant, the option price for these options may not be less than 110% of the fair market value of the stock on the date of the grant. Awards will have such terms and be exercisable in such manner and at such times as the administrator may determine. However, each option must expire within a period of not more than 10 years from the date of grant.

  Our 1999 Stock Incentive Plan provides that, in the event of a change in our capitalization, outstanding options, restricted shares and options available for grant under the 1999 Stock Incentive Plan will be subject to adjustment in the discretion of the administrator.

  As of September 30, 1999, options to purchase up to 1,567,066 shares of common stock had been granted and are outstanding under our 1999 Stock Incentive Plan. These options have an average exercise price of $3.57 per share and were held by 94 persons.

                           RELATED PARTY TRANSACTIONS

Founder Transactions

  Beginning in January 1998, we sold an aggregate of 6,666,667 shares of common stock to founders and key executive officers at a value of $0.38 per share. These purchasers were John C. Bohan (6,016,667 shares), Mark Roah (200,000 shares), C.J. Cardinali (200,000 shares), Todd Taplin (133,333 shares), Frank Addante (66,667 shares) and Neal Weinberg (50,000 shares). The consideration tendered by Messrs. Bohan, Roah, Cardinali and Taplin was the contribution of the operating business of John Bohan & Associates, LLC. Messrs. Addante and Weinberg tendered promissory notes in consideration for their shares.

Preferred Stock Financings

  We used the funds raised in each of the preferred stock financings described below:

  .  to expand our business operations;

  .  to hire additional personnel;

  .  to provide additional services; and

  . for other general corporate purposes related to the expansion of our business.

 Series A Preferred Stock Financing

  On September 16, 1998, in a private placement transaction, we issued 2,000 shares of Series A preferred stock to William Apfelbaum, our Chairman of the Board of Directors, at $1,000 per share, convertible into common stock at the conversion price per share of $1.20. The number of shares of common stock into which the Series A preferred stock will convert is an aggregate of 1,666,666 shares. In connection with sale of Series A preferred stock, Mr. Apfelbaum was granted a right to require us to repurchase the Series A preferred stock and any shares of common stock issued upon conversion of the Series A preferred stock held by Mr. Apfelbaum. Mr. Apfelbaum irrevocably waived his right to exercise this right in August, 1999. Mr. Apfelbaum, our chairman, was issued a warrant to purchase up to 438,593 shares of our common stock at a price per share of $1.71. The holder of the Series A preferred stock is entitled to incidental registration rights regarding the shares of common stock issued or issuable upon conversion and upon exercise of the warrant. See "Description of Capital Stock--Registration Rights" for a description of these registration rights. The holder of the outstanding shares of Series A preferred stock is entitled to receive, upon conversion of shares of Series A preferred stock into common stock, a dividend in cash accruing from September 16, 1998, at an annual rate of $40 per share of Series A preferred stock so converted. The holder of Series A preferred stock has the right to elect one member of the board of directors. To date, the holder of the Series A preferred stock has designated William Apfelbaum to the board of directors. All shares of Series A preferred stock will automatically convert into shares of common stock upon the closing of the offering.

 Series B Preferred Stock Financing

  In a private placement transaction, which closed in September 1999, we issued a total of 4,107,044 shares of Series B preferred stock at $2.35 per share convertible into common stock at a three-to-two ratio. The principal purchasers of the Series B preferred stock included DigaComm (L90), L.L.C. and Keystone Venture V, L.P. DigaComm (L90), L.L.C. also purchased a warrant to acquire up to 353,964 shares of our common stock at a price per share of $5.30. Unless previously exercised, this warrant will automatically be exercised on a cashless basis into 228,896 shares of common stock upon the closing of the offering. The holders of the Series B preferred stock are entitled to registration rights regarding the shares of common stock issued or issuable upon conversion. See "Description of Capital Stock--Registration Rights" for a description of these registration rights. The holders of the outstanding shares of Series B preferred stock are entitled to receive, upon conversion of shares of Series B preferred stock into common stock, a dividend in cash accruing from August 6, 1999, at an annual rate of $0.14 per share of Series B preferred stock so converted. The holders of Series B preferred stock collectively have the right to elect three members of the board of directors. To date, the holders of the Series B preferred stock have designated Peter Diamandis, Peter Ligeti and Peter Sealey to the board of directors. Mr. Diamandis is a managing member of DigaComm, L.L.C., the parent of DigaComm (L90), L.L.C. Mr. Ligeti is a general partner of Keystone Venture V, L.P. All shares of Series B preferred stock will automatically convert into shares of common stock upon the closing of the offering.

 Series C Preferred Stock Financing

  In a private placement transaction, which closed in September 1999, we issued a total of 1,307,190 shares of Series C preferred stock at $3.06 per share convertible into common stock at a three-to-two ratio. The purchasers of the Series C preferred stock were Development Ventures (Two) Inc. and Rare Medium Group, Inc. Development Ventures (Two) Inc. purchased a warrant to acquire up to an additional 674,029 shares of our common stock at a price of $4.59. Rare Medium Group, Inc. purchased a warrant to acquire up to an additional 600,000 shares of our common stock at a price of $4.59. Unless previously exercised, both warrants will automatically be exercised on a cashless basis into 884,175 shares of common stock upon the closing of this offering. The holders of Series C preferred stock have registered the re-sale of the shares of common stock issued or issuable upon conversion of the Series C preferred stock and exercise of their warrants on the registration statement of which this prospectus is a part. However, these stockholders have agreed not to sell any of these shares for at least 180 days after the date of this prospectus, and one-half of their shares until 270 days after the date of this prospectus.
See "Description of Capital Stock--Registration Rights" for a description of these registration rights. The holders of the outstanding shares of Series C preferred stock are entitled to receive, upon conversion of shares of Series C preferred stock into common stock, a dividend in cash accruing from September 22, 1999, at an annual rate of $0.18 per share of Series C preferred stock so converted. The holders of Series C preferred stock collectively have the right to elect one member of the board of directors, which member shall be designated by Rare Medium for so long as it and its affiliates hold at least 50 percent of the outstanding shares of Series C preferred stock. Rare Medium has designated Glenn S. Meyers to the board of directors. Mr. Meyers is President and Chief Executive Officer of Rare Medium Group, Inc. All shares of Series C preferred stock will automatically convert into shares of common stock upon the closing of the offering.

Warrants

  On June 7, 1999, we issued to The Roman Arch Fund L.P. and The Roman Arch Fund II, L.P. four warrants to purchase up to an aggregate of 333,333 shares of common stock, later adjusted to an aggregate of 150,000 shares of common stock, at an initial purchase price of $2.40 per share, subject to adjustment. These warrants may be exercised on a cashless basis. These warrants expire on the earlier of June 7, 2005, or the fifth anniversary of this offering. Warrants to purchase up to 83,333 shares of common stock, to the extent not previously exercised, may be exchanged at the election of the holder within 180 days of the closing of this offering for warrants to purchase up to 166,667 shares of common stock.

  On August 13, 1999, we issued to William Apfelbaum a warrant to purchase up to 353,964 shares of common stock, at an exercise price of $5.30 per share. Unless previously exercised this warrant will be automatically exercised on a cashless basis into 228,896 shares of common stock upon the closing of the offering.

Shareholders Agreement

  In connection with the financings described above, substantially all of our stockholders entered into an agreement with us which provides for specified voting for our board of directors and requires that corporate activities, such as a merger or sale of assets, be approved by our stockholders. This agreement also contains various other rights. However, the provisions of this agreement will terminate upon the closing of this offering and with the conversion at that closing of all of our preferred stock into common stock.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect this offering and the conversion of the preferred stock into common stock, and the cashless exercise of warrants, upon the closing of this offering, for each of the following persons:

  . each person or entity who we know to beneficially own 5% or more of the outstanding common stock,

  .  each of the named executives,

  .  each of our directors, and

  .  all of our directors and executive officers as a group.

  Unless otherwise indicated, the address of each beneficial owner listed below is c/o L90, Inc., 2020 Santa Monica Boulevard, Suite 400, Santa Monica, California 90404.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and under applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

                                           Shares Beneficially      Shares Beneficially
                                         Owned Prior to Offering    Owned After Offering
                                         --------------------------------------------------
                                            Number       Percent      Number     Percent
                                         -------------- ------------------------ ----------
Named executive officers and directors:
  John C. Bohan (1).....................      6,016,666      45.2%     6,016,666    30.4%
  William M. Apfelbaum (2)..............      2,459,224      17.7      2,459,224    12.1
  Peter E. Ligeti (3)...................      1,132,685       8.5      1,132,685     5.7
  Glenn S. Meyers (4)...................      1,102,396       8.1      1,102,396     5.5
  Peter G. Diamandis (5)................        920,306       6.8        920,306     4.6
  Christopher J. Cardinali (6)..........        466,666       3.4        466,666     2.3
  Mark D. Roah (7)......................        466,666       3.4        466,666     2.3
  Thomas A. Sebastian...................       --              --        --           --
  Frank A. Addante (8)..................        400,000       2.9        400,000     2.0
  Peter Sealey..........................         26,666         *         26,666       *
  Gerald B. Redditt.....................       --              --        --           --
Other 5% Stockholders:
  Keystone Venture V, L.P. (9)..........      1,132,685       8.5      1,132,685     5.7
    1601 Market Street, Suite 2500
    Philadelphia, PA 19103
  Development Ventures (Two) Inc. (10)..      1,109,759       8.2      1,109,759     5.5
    51 Twin Pond Lane, New Canaan, CT
     06840
  Rare Medium Group, Inc. (11)..........      1,035,730       7.7      1,035,730     5.2
    44 West 18th Street, New York, NY
     10011
  DigaComm (L90), L.L.C. (12)...........        920,306       6.8        920,306     4.6
    400 North Michigan Avenue, Suite 520
    Chicago, IL 60611
All directors and executive officers as
 a group
  (11 persons)(13)......................     12,724,609      85.7     12,724,609    59.6

--------
  * Represents less than 1%.

 (1) Includes 570,000 shares on which Mr. Bohan has granted options to other key employees of L90.

 (2) Includes:

   . 1,666,666 shares issuable upon conversion of 2,000 shares of Series A preferred stock,

   . 438,593 shares issuable upon conversion of a warrant at an exercise price of $1.71 per share, and

   . 353,964 shares issuable upon exercise of a warrant at an exercise price of $5.30 per share.

 (3) Reflects 1,132,685 shares beneficially owned by Keystone Venture V, L.P. Mr. Ligeti is the managing director of Keystone V Management Co., Inc., which is the general partner of Keystone V Partners, L.P., and Keystone V Partners, L.P. is the general partner of Keystone Venture V, L.P.

 (4) Includes:

   . 1,035,730 shares beneficially owned by Rare Medium Group, Inc., of which Mr. Meyers serves as President and Chief Executive Officer, and

   . 66,666 shares issuable upon exercise of stock options at a price of $4.59 per share, which are presently exercisable or will become exercisable within 60 days from December 31, 1999.

 (5) Reflects 920,306 shares beneficially owned by DigaComm (L90), L.L.C., the parent of which Mr. Diamandis is a managing member.

 (6) Includes:

   . 133,333 shares issuable upon exercise of stock options at a price of $.38 per share, which are presently exercisable or will become exercisable within 60 days from December 31, 1999, and

   . 133,333 shares issuable upon exercise of options granted by Mr. Bohan at a price of $3.53 per share, which are presently exercisable or will become exercisable within 60 days from December 31, 1999.

 (7) Includes:

   . 133,333 shares issuable upon exercise of stock options at a price of $.38 per share, which are presently exercisable or will become exercisable within 60 days from December 31, 1999, and

   . 133,333 shares issuable upon exercise of options granted by Mr. Bohan at a price of $3.53 per share, which are presently exercisable or will become exercisable within 60 days from December 31, 1999.

 (8) Includes 333,333 shares issuable upon exercise of stock options at a price of $3.53 per share, which are presently exercisable or will become exercisable within 60 days from December 31, 1999.

 (9) Includes 1,132,685 shares issuable upon conversion of 1,699,028 shares of Series B preferred stock.

(10) Includes:

   . 435,730 shares issuable upon conversion of 653,595 shares of Series C preferred stock, and

   . 674,029 shares issuable upon exercise of a warrant at an exercise price of $4.59 per share.

(11) Includes:

   . 435,730 shares issuable upon conversion of 653,595 shares of Series C preferred stock, and

   . 600,000 shares issuable upon exercise of a warrant at an exercise price of $4.59 per share.

(12) Includes:

   . 566,342 shares issuable upon conversion of 849,514 shares of Series B preferred stock, and

   . 353,964 shares issuable upon exercise of a warrant at an exercise price of $5.30 per share.

(13) Excludes:


   . 133,333 shares issuable upon exercise of options granted by Mr. Bohan to Mr. Cardinali, and

   . 133,333 shares issuable upon exercise of options granted by Mr. Bohan to Mr. Roah.

                          DESCRIPTION OF CAPITAL STOCK

  The following descriptions of our capital stock and material provisions of our certificate of incorporation and our bylaws are summaries and are qualified by reference to our certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

  We are authorized to issue up to 53,333,333 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

  As of September 30, 1999, there were 6,693,333 shares of common stock outstanding held of record by seven stockholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of an aggregate of 13,118,124 shares of common stock to reflect:

  .  the offering;

  .  the conversion of all outstanding preferred stock; and

  . the cashless exercise of warrants to purchase 1,341,968 shares of common stock there will be approximately 19,811,457 shares of common stock outstanding upon the closing of this offering.

  All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of the offering will be fully paid and nonassessable. Holders of common stock are entitled to one vote per share in all matters to be voted on by the stockholders and do not have cumulative voting rights. Accordingly, subject to any voting rights granted to holders of any preferred stock, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, after prior distribution rights of shares of preferred stock then outstanding, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

  Under our certificate of incorporation, the board of directors is authorized, without further stockholder approval, to issue up to 15,000,000 shares of preferred stock in one or more series and to designate and alter all rights (including voting rights), preferences, privileges and qualifications, limitations, restrictions granted to or imposed upon any wholly unissued series of stock. Our board of directors is also authorized to determine the number of shares constituting any such series and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series. Our board of directors may authorize the issuance of preferred stock with voting, conversion or other rights that are senior to the rights of the holders of common stock. To date, 8,002,000 shares of preferred stock have been designated as Series A, Series B and Series C preferred stock, leaving 6,998,000 shares available for designation in the future. Upon the completion of this offering, all outstanding shares of our preferred stock will be automatically converted into common stock and no shares of preferred stock will be outstanding.

  Holders of Series A, Series B or Series C preferred stock are entitled to two-thirds of one vote per preferred share in all matters to be voted on by the stockholders and do not have cumulative voting rights. Holders of Series A preferred stock are entitled to receive cumulative dividends that accrue at an annual rate of $40.00 per share. Holders of Series B preferred stock are entitled to receive cumulative dividends that accrue at an annual rate of $0.14 per share. Holders of Series C preferred stock are entitled to receive cumulative dividends that accrue at an annual rate of $0.18 per share. In the event of a liquidation dissolution or winding up, the holders of Series A, Series B and Series C preferred stock are entitled to share ratably, on a pari passu basis among each other and senior to the holders of common stock, in all assets remaining after payment of liabilities. The Series A, Series B and Series C preferred stock do not have preemptive rights or other subscription rights. The Series A, Series B and Series C preferred stock are convertible into shares of common stock on a three-for-two basis.

  Six million nine hundred ninety-eight thousand shares of preferred stock are available for designation in the future and could thus be issued quickly with terms calculated to delay or prevent a change in control of L90 or to make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. Upon the closing of the offering, no shares of preferred stock will be outstanding and we have no current plans to issue any of the preferred stock. See "Related Party Transactions" for a description of prior issuances of preferred stock.

Registration Rights

  The Stock Purchase and Stockholders Agreement dated September 16, 1998, among L90 and the holders of 8,333,333 shares of common stock and securities convertible into common stock, provides that the holder of the Series A preferred stock is entitled to registration rights.

  . Piggyback registration rights. The holder of our Series A preferred stock may request to have its shares registered under the Securities Act any time we file a registration statement to register any of our securities for our own account or the account of any of our stockholders. The number of times such rights may be exercised is unlimited, but the number of shares that can be registered at any one time is subject to limitations that an underwriter may impose. The holder has waived his registration rights in connection with this offering.

  The Registration Agreement dated August 6, 1999, among L90 and the holders of 4,107,044 shares of our Series B preferred stock, provides that the holders are entitled to registration rights.

  . Demand registration rights. Commencing 270 days after the closing of this offering, the holders of a majority of the shares issued upon conversion of our Series B preferred stock have the right to demand that we register their shares under the Securities Act. The holders may exercise their demand registration rights up to two times on Form S-1 and an unlimited number of times on Form S-3, provided that the value of the shares to be registered is at least $5,000,000.

  . Piggyback registration rights. The holders of the shares issued upon conversion of our Series B preferred stock may request to have their shares registered under the Securities Act any time we file a registration statement to register any of our securities for our own account or the account of any of our stockholders. The number of times such rights may be exercised is unlimited, but the number of shares that can be registered at any one time is subject to limitations that an underwriter may impose. The holders have waived their registration rights in connection with this offering.

  The Series C Registration Agreement dated September 22, 1999, among L90 and the holders of 1,307,190 shares of Series C preferred stock, provides that the holders are entitled to have their shares of common stock issuable upon conversion of the Series C preferred stock, as well as the common stock issuable upon exercise of their warrants, registered on the same registration statement of which this prospectus is a part. The total number of these shares is 2,145,489 and they are included in a separate resale prospectus. However, these holders have agreed not to sell any of these shares until 180 days after the date of this prospectus, at which time they may sell one-half of their shares. These holders have also agreed that they will not sell the other one-half of their shares until 270 days after the date of this prospectus.

Anti-Takeover Effects of Provisions of Delaware Law and L90's Certificate of Incorporation and Bylaws

  We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Generally, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

  Upon completion of the offering, there will be approximately 33,521,876 shares of common stock and 6,998,000 shares of preferred stock available for future issuance. Delaware law does not require stockholder approval for the issuance of authorized shares, or to designate price, rights, preferences, privileges and restrictions, including voting rights, of the preferred stock. The additional shares may be used for a variety of corporate purposes. The issuance of common stock or preferred stock may have the effect of delaying, deferring or preventing a change in control by making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Indemnification of Directors, Officers and Agents and Limitation of Liability

  Our certificate of incorporation includes a provision that eliminates the personal liability of our directors, officers and agents for monetary damages for breach of fiduciary duty as a director, officer or agent, except:

  . for any breach of the director's, officer's or agent's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for unlawful dividends and stock purchases under section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director, officer or agent derived an improper personal benefit.

  Our bylaws provide that:

  . we must indemnify our directors, officers and agents to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  . we must advance expenses, as incurred, to our directors, officers and agents in connection with any legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

  The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of stockholder derivative litigation against directors, officers and agents, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and agents under these indemnification provisions.

  We have entered into an agreement with each of our directors and officers that, among other things, indemnifies him or her for expenses, including attorneys' fees and associated legal expenses, judgments and fines and amount paid in settlement, actually and reasonably incurred by him or her in connection with any action, suit or proceeding arising out of his or her services as our director or officer. We believe that these agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any director, officer, employee or agent for any liability arising out of his or her actions on our behalf, regardless of whether Delaware law would permit indemnification. We have obtained liability insurance for our directors and officers.

  At present, there is no pending litigation or proceeding involving any of our directors, officers or agents for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Chase Mellon Shareholder Services. Its telephone number for such purposes is (213) 553-9700.

Listing

  Our common stock has been approved for trading and quotation on the Nasdaq National Market under the trading symbol "LNTY."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices. Upon completion of this offering, we will have outstanding an aggregate of 19,811,457 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants, other than the cashless exercise of warrants to acquire 1,341,968 shares of common stock upon the closing of this offering. Of these shares, the 6,500,000 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

  Approximate Number of
   Shares Eligible for
       Future Sale                                 Date
  ---------------------                            ----

 6,500,000............... After the date of this prospectus, freely tradeable shares sold in this offering.

 877,818................. After 180 days from the date of this prospectus, a
                          180-day lock-up is released and these shares are
                          freely tradeable.

 8,200,000............... After 180 days from the date of this prospectus, a
                          180-day lock-up is released and these shares are
                          saleable under Rule 144, subject, in some cases, to
                          volume limitations, or Rule 701.

 3,222,488............... After 180 days from the date of this prospectus, restricted securities that are held for less than one
                          year and are not yet saleable under Rule 144.

 877,818................. After 270 days from the date of this prospectus, a
                          270-day lock-up is released and these shares are
                          freely tradeable.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding (which will equal approximately 198,115 immediately after this offering); or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about L90.

  Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold or at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, 144(k) shares could be sold immediately upon the completion of this offering.

  Under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, such as the holding period, contained in Rule 144. However, because all shares that we have issued under Rule 701 are subject to lock-up agreements, they will only become eligible for sale when the 180-day lock-up agreements expire. As a result, they may be sold 90 days after this offering only if the holder obtains the prior written consent of SG Cowen Securities Corporation.

  All of our officers, directors, and other existing stockholders, except for the holder of 133,333 shares, have agreed not to sell, transfer, offer, or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of SG Cowen Securities Corporation for a period of 180 days after the date of this prospectus.

  Upon completion of this offering, some of the holders of shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Description of Capital Stock-Registration Rights" for a description of these registration rights. Registration of these shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of a registration. Furthermore, the resale of up to 2,145,489 shares issuable to three of our stockholders upon conversion of their Series C preferred stock and exercise of their warrants have been registered on the same registration statement of which this prospectus is a part. However, these stockholders have agreed not to sell any of these shares until 180 days after the date of this prospectus, and not to sell one-half of these shares until 270 days after the date of this prospectus.

  We intend to file a registration statement under the Securities Act covering shares of our common stock reserved for issuance upon exercise of options granted under our 1999 Stock Incentive Plan and options granted outside of this plan. See "Management-1999 Stock Incentive Plan" for more information on this Plan. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to the 180-day lock-up period and to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us. A total of 2,930,000 shares have been reserved for issuance upon exercise of options granted under our 1999 Stock Incentive Plan and options granted outside of this plan. As of December 31, 1999, options to purchase 2,151,733 shares of our common stock were issued and outstanding. As of that date, 816,666 of these options had vested and were therefore exercisable.

  As of December 31, 1999, we had outstanding warrants to purchase 2,570,550 shares of common stock. If these warrants are exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. However, warrants to purchase 1,981,957 shares are subject to a cashless exercise provision upon the closing of this offering which would result in the issuance of 1,341,968 shares of common stock. These shares would be saleable under Rule 144 one year after the issuance of the warrants.

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

  Following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the common stock applicable to non-U.S. holders of common stock. For purposes of this discussion, a non-U.S. holder is any holder of common stock that, for U.S. federal income tax purposes, is not a U.S. person, as defined below. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. L90, Inc. has not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth in this discussion.

For purposes of this discussion, the term U.S. person means:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or any political subdivision thereof that is subject to U.S. federal income tax on a net basis in respect of income or gain with respect to the common stock of L90, Inc.;

  . an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Dividends

  A dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder or a "permanent establishment" or fixed base in the United States of such non-U.S. holder are exempt from that withholding tax. However, those effectively connected dividends, net of deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

  In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

  A non-U.S. holder that is eligible for a reduced rate of withholding tax due to an applicable income tax treaty may be required to submit forms or other documentation to avail itself of that treaty and may be able to obtain a refund of any excess amounts withheld by L90, Inc. by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

  A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless:

  . the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes, or, in the case of inapplicable income tax treaty, the gain is attributable to a "permanent establishment" of the non-U.S. holder or of a U.S. partnership, limited liability company or trust or estate in which the non-U.S. holder is a partner, member or beneficiary;

  . the non-U.S. holder is an individual who holds his or her common stock as a capital asset within the meaning of Section 1221 of the Code, generally, an asset held for investment purposes, and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and other conditions are met;

  . L90 is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its common stock. L90 believes that, as of the date of this prospectus, it is not and does not expect that it will become a "United States real property holding corporation" for U.S. federal income tax purposes; or

  . the non-U.S. holder is a U.S. expatriate subject to the tax provisions of U.S. law.

  Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. However, even if we were to become a "United States real property holding corporation," any gain realized by a non-U.S. holder still would not be subject to United States federal income tax if our shares are "regularly traded", within the meaning of the applicable regulations, on an established securities market, such as, the New York Stock Exchange or NASDAQ Stock Market. We believe that our common stock will be "regularly traded on an established securities market." If, however, our common stock is not so traded, on a sale or disposition by a non-U.S. holder of the common stock the transferee of such stock will be required to withhold 10% of the proceeds unless we certify that either we are not, nor have we been, a United States real property holding company or another exemption from withholding applies. If a non-U.S. holder who is an individual is subject to tax under clauses (1) or
(4) above, such individual generally will be taxed on the net gain derived from a sale of common stock under regular graduated United States federal income tax rates. If an individual non-U.S. holder is subject to tax under clause
(2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by United States capital losses, notwithstanding the fact that such individual is not considered a resident alien of the United States. Thus, individual non-United States holders who have spent, or expect to spend, more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale concerning the United States federal income tax consequences of such sale.

Backup Withholding and Information Reporting

  Generally, L90 would be required to report annually to the Internal Revenue Service the amount of dividends, if any, paid on the common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report would be sent to the recipient. Under applicable income tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

  Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under recently finalized Treasury Department regulations regarding withholding and information reporting, payment of dividends to non-U.S. holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-U.S. holder satisfies various certification requirements. These regulations generally presume that a non-U.S. holder is subject to backup withholding at the 31% rate and information reporting unless L90 receives certification of such holder's non-U.S. status. Backup withholding at the 31% rate also generally will not apply to dividends paid to non-U.S. holders that are subject to the 30% withholding on gross dividends, or a lower rate specified by an applicable income tax treaty, as discussed above.

  Under current Treasury Department regulations, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

  .  a U.S. person;

  .  a "controlled foreign corporation" for U.S. federal income tax purposes;
     or

  . a foreign person 50% or more of whose gross income for specified periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holders' non-U.S. status and other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

  In the case of the payment of proceeds from the disposition of common stock effected by a foreign office of a broker that is a United States person or a "United States related person", existing regulations require information reporting on the payment unless (1) the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-United States status or the broker has documentary evidence in its files as to the non-U.S. holder's foreign status, and the broker has no actual knowledge to the contrary, and other United States federal tax law conditions are met or (2) the beneficial owner otherwise establishes an exemption. For this purpose, a "United States related person" is either (1) a "controlled foreign corporation" for United States federal income tax purposes; or (2) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business. After December 31, 2000, the Final Regulations will impose information reporting and backup withholding on payments of the gross proceeds from the sales or redemptions of common stock that are effected through foreign offices of brokers having any of a broader class of specified connections with the United States. Such information reporting and backup withholding may be avoided, however, if the applicable IRS certification requirements are complied with. Prospective investors should consult with their own tax advisers regarding the Final Regulations and in particular with respect to whether the use of a particular broker would subject the investor to these rules.

  In general, the recently finalized Treasury Department regulations, described above, do not significantly alter substantive withholding and information reporting requirements but would alter procedures for claiming benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-U.S. holders should consult their tax advisors regarding the effect, if any, of those final Treasury Department regulations on an investment in the common stock. Those final Treasury Department regulations are generally effective for payments made after December 31, 2000.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

Estate Tax

  An individual non-U.S. holder who owns common stock at the time of his or her death or had made lifetime transfers of an interest in common stock will be required to include the value of that common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Therefore, the value of such stock may be subject to U.S. federal and state estate tax.

  The foregoing discussion is a summary of the principal U.S. federal income and estate tax consequences of the ownership, sale or other disposition of common stock by non-U.S. holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement dated January 27, 2000, the underwriters named below, through their representatives SG Cowen Securities Corporation, Banc of America Securities LLC, CIBC World Markets Corp. and Wit Capital Corporation, have severally agreed to purchase from us the number of shares of common stock set forth opposite their names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   SG Cowen Securities Corporation.................................... 2,210,000
   Banc of America Securities LLC..................................... 1,657,500
   CIBC Oppenheimer Corp. ............................................ 1,105,000
   Wit Capital Corporation............................................   552,500
   ABN AMRO Incorporated..............................................   130,000
   Fleetboston Robertson Stephens Inc. ...............................   130,000
   Thomas Weisel Partners LLC.........................................   130,000
   William Blair & Company, L.L.C. ...................................    65,000
   C.E. Unterberg, Towbin.............................................    65,000
   Crowell, Weedon & Co. .............................................    65,000
   Cruttenden Roth Incorporated.......................................    65,000
   Janney Montgomery Scott LLC........................................    65,000
   Jefferies & Company................................................    65,000
   Raymond James & Associates, Inc. ..................................    65,000
   Stephens Inc. .....................................................    65,000
   Sutro & Co. Incorporated...........................................    65,000
                                                                       ---------
     Total............................................................ 6,500,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by L90 if any of such shares are purchased, other than those covered by the over-allotment option described below.

  The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to some dealers at that price less a concession not in excess of $0.63 per share. Dealers may reallow a concession not in excess of $0.10 per share to some other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms.

  We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 975,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to limited conditions, to purchase approximately the same percentage that the number of shares of common stock to be purchased by each of them, as shown in the foregoing table, bears to the common stock covered by this prospectus.

  At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to our employees, directors, specific existing stockholders, specific clients and third party vendors. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

  Omnicom Group Inc. has expressed to us its preliminary interest in acquiring up to 166,666 shares of our common stock in this offering at the initial public offering price of $15.00 per share. As of January 26, 2000, Communicade, Inc., a wholly-owned subsidiary of Omnicom, owned 228,758 shares of Series C preferred stock (which is convertible into 152,506 shares of common stock) and a warrant to purchase 235,910 shares of common stock. Mr. Bruce Redditt, one of our directors, is an Executive Vice President of Omnicom. Omnicom is not obligated to purchase any of our common stock, and there is no assurance that a sale of our common stock to Omnicom will occur. If Omnicom were desirous of purchasing shares in this offering, up to 166,666 shares would be made available to them.

  A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital. In addition, under an e-Dealer Agreement, all dealers purchasing shares from Wit Capital in the offering similarly have agreed to make a prospectus in electronic format available on Web sites maintained by each of the e-Dealers. Wit Capital offers securities over the Internet to its customers in compliance with the no-action letter addressed to it and the related request letter, each dated July 14, 1999.

  We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

  L90 and all of our directors, officers and other existing stockholders, except for the holder of 133,333 shares, have agreed that for a period of at least 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including, without limitation, common stock which may be deemed to be beneficially owned in accordance with rules and regulations promulgated under the Securities Act. Except for holders of 2,145,488 shares of common stock, the resale of which is registered on the same registration statement of which this prospectus is a part, all holders of demand or incidental registration rights have waived these rights with respect to this offering.

  The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to some limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. Among the factors considered in these negotiations were prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

  We estimate that our out of pocket expenses for this offering will be approximately $1,200,000.

  Wit Capital, a member of the National Association of Securities Dealers, Inc. will participate in the offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, co-manager or selected dealer in over 125 public offerings. Except for its participation as a manager in this offering, Wit Capital has no relationship with L90 or any of its founders or significant stockholders.

                                 LEGAL MATTERS

  Matters relating to this offering are being passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California. Brobeck, Phleger & Harrison LLP, Los Angeles, California is acting as counsel for the underwriters.

                                    EXPERTS

  Our financial statements, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the common stock covered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to L90 and the common stock covered under this prospectus, reference is made to the registration statement and the exhibits filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, in each case, qualified in all respects by reference to such exhibit. Upon completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance with the Exchange Act, will file reports and other information with the SEC. The registration statement, including exhibits, as well as reports and other information which we filed with the SEC, may be inspected without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, NY 10048, and Citicorp Center, 500 West Madison Street, Chicago, IL 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the SEC's Web Site at http://www.sec.gov.

  We will issue to our stockholders annual reports and, upon request, will make available unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited financial statements and reports of our independent accountants with respect to the examination of these financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
L90, Inc.

 Report of Independent Public Accountants................................. F-2

 Balance Sheets as of December 31, 1997 and 1998 and September 30, 1999... F-3

 Statements of Operations for the period ended December 31, 1997, for the year ended December 31, 1998 and for the nine months ended September 30,
  1998 and 1999........................................................... F-4

 Statements of Stockholders' Equity for the period ended December 31,
  1997, for the year ended December 31, 1998 and for the nine months ended
  September 30, 1999...................................................... F-5

 Statements of Cash Flows for the period ended December 31, 1997, for the year ended December 31, 1998 and for the nine months ended September 30,
  1998 and 1999........................................................... F-6

 Notes to Financial Statements............................................ F-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of L90, Inc.:

We have audited the accompanying balance sheets of L90, Inc. (a Delaware Corporation) as of December 31, 1997 and 1998, and September 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from January 5, 1997 (inception) to December 31, 1997, the year ended December 31, 1998 and the nine month period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L90, Inc. as of December 31, 1997 and 1998, and September 30, 1999 and the results of its operations and its cash flows for the period from January 5, 1997 (inception) to December 31, 1997, the year ended December 31, 1998 and the nine month period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Los Angeles, California
November 1, 1999

                                   L90, INC.

                                 BALANCE SHEETS

                                                                       Pro Forma
                                                                     Stockholders
                                    December 31,                        Equity
                                 --------------------  September 30, September 30,
                                   1997       1998         1999          1999
                                 --------  ----------  ------------- -------------
                                                                      (unaudited)
                                                                       (Note 3)
             ASSETS
 Current Assets:
   Cash and cash equivalents..   $235,189  $2,111,852   $11,555,831
   Accounts receivable (net of
    allowances of $69,860 and
    $142,952 at December 31,
    1997 and 1998,
    respectively, and $316,022
    at September 30, 1999)....    684,037   1,310,457     2,566,721
   Prepaid expenses and other
    assets....................     25,325     196,562       772,552
                                 --------  ----------   -----------
   Total current assets.......    944,551   3,618,871    14,895,104
                                 --------  ----------   -----------
   Property and equipment:
    Equipment.................     24,455     320,567       792,350
    Furniture and fixtures....      7,417      15,720        68,621
    Leasehold improvements....         --      18,347        23,801
                                 --------  ----------   -----------
                                   31,872     354,634       884,772
    Less--Accumulated
     depreciation and
     amortization.............     (6,455)    (37,340)     (168,592)
                                 --------  ----------   -----------
   Property and equipment,
    net.......................     25,417     317,294       716,180
                                 --------  ----------   -----------
   Total assets...............   $969,968  $3,936,165   $15,611,284
                                 ========  ==========   ===========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 Current Liabilities:
   Accounts payable...........   $344,000  $1,177,950   $ 3,133,178
   Accrued expenses...........    100,240     300,670     1,363,264
   Current portion of long-
    term capital lease
    obligations...............         --      68,025       140,753
   Deferred revenues..........     30,418      53,417            --
   Accrued dividends..........         --      23,233       175,589
                                 --------  ----------   -----------
   Total current liabilities..    474,658   1,623,295     4,812,784
 Long-term capital lease
  obligations, net of current
  portion.....................         --     180,362       286,094
                                 --------  ----------   -----------
   Total liabilities..........    474,658   1,803,657     5,098,878
                                 --------  ----------   -----------
 Stockholders' Equity:
   Preferred stock, $0.001 par
    value; 15,000,000 shares
    authorized:
    Series A preferred stock,
     $0.001 par value,
     2,000 shares authorized,
     2,000 shares issued and
     outstanding, including
     paid-in capital of
     $2,077,483...............         --   2,000,000     2,077,503   $        --
    Series B preferred stock,
     $0.001 par value,
     5,000,000 shares
     authorized,
     4,107,044 shares issued
     and outstanding,
     including paid-in-capital
     of $9,348,823............                            9,352,930            --
    Series C preferred stock,
     $0.001 par value,
     3,000,000 shares
     authorized,
     1,307,190 shares issued
     and outstanding,
     including paid-in-capital
     of $4,574,279............                            4,575,586            --
   Common stock, $0.001 par
    value, 53,333,333 shares
    authorized, 6,693,333 and
    11,969,489 shares issued
    and outstanding, actual
    and proforma,
    respectively..............         --       6,667         6,693        11,969
   Additional paid-in
    capital...................         --      50,151       181,901    16,182,644
   Notes receivable for common
    stock.....................         --     (43,750)      (43,750)      (43,750)
   Capital contributions, net
    of shareholder draws......      8,068          --            --            --
   Retained earnings..........    487,242     119,440    (5,638,457)   (5,638,457)
                                 --------  ----------   -----------   -----------
   Total stockholders'
    equity....................    495,310   2,132,508    10,512,406   $10,512,406
                                 --------  ----------   -----------   ===========
   Total liabilities and
    stockholders' equity......   $969,968  $3,936,165   $15,611,284
                                 ========  ==========   ===========

      The accompanying notes are an integral part of these balance sheets.

                                   L90, INC.

                            STATEMENTS OF OPERATIONS

                           Period Ended  Year Ended      Nine Months Ended
                           December 31, December 31,       September 30,
                           ------------ ------------  ------------------------
                               1997         1998         1998         1999
                           ------------ ------------  ----------  ------------
                                                      (unaudited)
Revenue
  Service fee-based
   revenue...............   $       --  $        --   $       --  $  2,474,727
  Commission-based
   revenue...............    1,159,764    2,189,433    1,465,259     1,498,580
                            ----------  -----------   ----------  ------------
Total revenue............    1,159,764    2,189,433    1,465,259     3,973,307
                            ----------  -----------   ----------  ------------
Operating expenses:
  Cost of service fee and
   other revenue.........           --           --           --     1,335,504
  Sales and marketing....      549,805    1,361,856      874,897     2,988,069
  Research and
   development...........           --      138,402       61,122     1,404,641
  General and
   administrative........      302,776      995,435      578,077     2,707,578
                            ----------  -----------   ----------  ------------
Total operating
 expenses................      852,581    2,495,693    1,514,096     8,435,792
                            ----------  -----------   ----------  ------------
Operating income (loss)..      307,183     (306,260)    (48,837)    (4,462,485)
Interest income
 (expense), net..........        2,601       17,491        6,822       (51,139)
                            ----------  -----------   ----------  ------------
Income (loss) before
 provision for income
 taxes...................      309,784     (288,769)     (42,015)   (4,513,624)
Provision for income
 taxes...................           --          800           --            --
                            ----------  -----------   ----------  ------------
Net income (loss)........   $  309,784  $  (289,569)  $  (42,015) $ (4,513,624)
                            ==========  ===========   ==========  ============
Cumulative dividends on
 participating preferred
 stock...................           --      (23,233)          --    (1,244,273)
                            ----------  -----------   ----------  ------------
Net income (loss)
 attributable to common
 stockholders............   $  309,784  $  (312,802)  $  (42,015) $ (5,757,897)
                            ==========  ===========   ==========  ============
Net income (loss) per
 share:
  Basic/Diluted..........   $       --  $     (0.05)  $    (0.01) $      (0.86)
                            ==========  ===========   ==========  ============
Weighted average number
 of common shares
 outstanding:
  Basic/Diluted..........           --    6,666,667    6,666,667     6,667,434
                            ==========  ===========   ==========  ============


        The accompanying notes are an integral part of these statements.

                                   L90, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          Notes
                                                                        Receivable
                                                             Additional    for
                           Preferred   Capital      Common    Paid-in     Common     Retained
                             Stock     Account      Stock     Capital     Stock      Earnings       Total
                          ----------- ----------  ---------- ---------- ----------  -----------  -----------
BALANCE at January 1,
 1997...................  $        -- $   13,068  $       -- $       -- $       --  $   177,458  $   190,526
Withdrawal of capital...           --     (5,000)         --         --         --           --       (5,000)
Net income..............           --         --          --         --         --      309,784      309,784
                          ----------- ----------  ---------- ---------- ----------  -----------  -----------
BALANCE at December 31,
 1997...................           --      8,068          --         --         --      487,242      495,310
Net loss................           --         --          --         --         --     (289,569)    (289,569)
Issuance of Series A
 preferred stock........    2,000,000         --          --         --         --           --    2,000,000
Issuance of common
 stock..................           --         --          --     43,750    (43,750)          --           --
Distributions to
 shareholders...........           --         --          --         --         --      (50,000)     (50,000)
Conversion to
 C-corporation..........           --     (8,068)      6,667      6,401         --       (5,000)          --
Accrual of cumulative
 dividends on
 participating preferred
 stock..................           --         --          --         --         --      (23,233)     (23,233)
                          ----------- ----------  ---------- ---------- ----------  -----------  -----------
BALANCE at December 31,
 1998...................    2,000,000         --       6,667     50,151    (43,750)     119,440    2,132,508
Net loss................           --         --          --         --         --   (4,513,624)  (4,513,624)
Issuance of Series B
 preferred stock, net of
 costs of $706,471......    8,957,694         --          --         --         --           --    8,957,694
Issuance of Series C
 preferred stock, net of
 costs of $45,505.......    3,956,408         --          --         --         --           --    3,956,408
Issuance of common stock
 for options............           --         --          26     93,974         --           --       94,000
Issuance of debt related
 warrants...............           --         --          --     37,776         --           --       37,776
Issuance of preferred
 stock warrants.........    1,091,917         --          --         --         --   (1,091,917)          --
Accrual of cumulative
 dividends on
 participating preferred
 stock..................           --         --          --         --         --     (152,356)    (152,356)
                          ----------- ----------  ---------- ---------- ----------  -----------  -----------
BALANCE at September 30,
 1999...................  $16,006,019 $       --  $    6,693 $  181,901 $  (43,750) $(5,638,457) $10,512,406
                          =========== ==========  ========== ========== ==========  ===========  ===========



        The accompanying notes are an integral part of these statements.

                                   L90, INC.

                            STATEMENTS OF CASH FLOWS

                              Period Ended  Year Ended     Nine Months Ended
                              December 31, December 31,      September 30,
                              ------------ ------------ ------------------------
                                  1997         1998        1998         1999
                              ------------ ------------ -----------  -----------
                                                        (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss)...........   $ 309,784    $ (289,569) $  (42,015)  $(4,513,624)
Adjustments to reconcile net
 loss to cash used in
 operating activities--
  Depreciation and
   amortization.............       5,800        30,885       8,023       169,028
  Changes in assets and
   liabilities:
  Increase in accounts
   receivable...............    (489,637)     (626,420)   (411,857)   (1,256,263)
  Increase in prepaid
   expenses and other
   assets...................     (25,325)     (171,237)    (83,846)     (575,990)
  Increase in accounts
   payable..................     327,237       833,950     529,607     1,955,228
  Increase in accrued
   expenses.................     100,240       200,430      76,246     1,062,594
  Increase (decrease) in
   deferred revenues........      30,418        22,999      30,526       (53,417)
                               ---------    ----------  ----------   -----------
   Net cash provided by
    (used in) operating
    activities..............     258,517         1,038     106,684    (3,212,444)
                               ---------    ----------  ----------   -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of property and
  equipment.................     (18,876)     (322,762)    (18,428)     (530,139)
                               ---------    ----------  ----------   -----------
   Net cash used in
    investing activities....     (18,876)     (322,762)    (18,428)     (530,139)
                               ---------    ----------  ----------   -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net borrowings (repayments)
  under capital lease
  obligations...............          --       248,387      (8,340)      178,460
 Loan proceeds..............          --            --     200,000            --
 Withdrawal of capital......      (5,000)           --          --            --
 Distribution to
  Shareholder...............          --       (50,000)         --            --
 Series A preferred stock...          --     2,000,000   2,000,000            --
 Series B preferred stock,
  net.......................          --            --          --     8,957,694
 Series C preferred stock,
  net.......................          --            --          --     3,956,408
 Exercise of common stock
  options...................          --            --          --        94,000
                               ---------    ----------  ----------   -----------
   Net cash provided by
    (used in) financing
    activities..............      (5,000)    2,198,387   2,191,660    13,186,562
                               ---------    ----------  ----------   -----------
Net increase in cash........     234,641     1,876,663   2,279,916     9,443,979
Cash and cash equivalents,
 beginning of period........         548       235,189     235,189     2,111,852
                               ---------    ----------  ----------   -----------
Cash and cash equivalents,
 end of period..............   $ 235,189    $2,111,852  $2,515,105   $11,555,831
                               =========    ==========  ==========   ===========
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
 Cash paid during the period
  for:
 Interest...................   $      --    $   15,555  $       --   $    42,670
                               =========    ==========  ==========   ===========
 Income taxes...............   $      --    $       --  $       --   $        --
                               =========    ==========  ==========   ===========
SUMMARY OF NON-CASH
 FINANCING ACTIVITIES:
 Notes receivable for common
  stock.....................   $      --    $  (43,750) $       --   $        --
                               =========    ==========  ==========   ===========
 Accrued dividends..........   $      --    $   23,233  $       --   $   152,356
                               =========    ==========  ==========   ===========

        The accompanying notes are an integral part of these statements.

                                   L90, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Description of the Business

    L90, Inc., (the "Company") is an internet-based provider of online advertising and direct marketing solutions for advertisers and Web publishers. The Company provides fully-outsourced ad sales, as well as ad serving and tracking technology. The Company develops targeted advertising campaigns that leverage the capabilities of the internet. The Company's adMonitor technology platform provides Web publishers, advertisers and ad agencies with the ability to target, deliver, measure and analyze their marketing campaigns.

    The Company commenced operations in January 1997 as a sole proprietorship. In May 1997, the Company became a California limited liability company and changed its name to John Bohan and Associates, LLC. At that time, the Company did business as AdNet Strategies. In January 1998, the Company incorporated in California, elected S-corporation status and changed its name to AdNet Strategies, Inc. In December 1998, the Company became a California C-corporation under the name Latitude 90, Inc. In September 1999, the Company reincorporated in Delaware as L90, Inc.

2. Summary of Significant Accounting Policies

   a. Revenue Recognition

    Revenue from ad sales is earned under commission-based and service fee-based contracts. For commission-based contracts, the Company generally invoices the full amount of revenue due from Web Publishers for the sale of their ad inventory and is entitled to receive a commission. Revenue earned from commission-based contracts reflects only the amount of the commission earned without any associated cost of revenue. The Company recognizes commissions ratably over the term of the advertising campaigns, which usually range from one to twelve months. For service fee-based contracts, the Company is obligated to pay a service fee to the Web publishers for ads placed on their Web sites that is included in cost of revenue. Additionally, under service fee-based contracts, the Company must collect and bear the risk of loss from the advertiser for ads sold. Consequently, revenue earned from service fee-based contracts reflects the full value of the ads sold, or the Company's credit risk exposure on service fee-based sales.

    System revenue represents the full value of gross billings for ads sold under either commission-based or service fee-based contracts and is not affected by the mix of such contracts. Revenue of the Company was derived from system revenue of $4,210,080 for the period ended December 31, 1997, $8,023,501 for the year ended December 31, 1998 and $9,231,591 for the nine month period ended September 30, 1999.

   b. Current Vulnerability Due to Certain Concentrations

    The Company sells advertising space to its customers. For the period ended December 31, 1997, approximately 17 percent of revenue was to one advertising customer. No other advertising customer accounted for 10 percent or more of revenue in that period. For the year ended December 31, 1998 and the nine months ended September 30, 1999, there were no advertising customers that comprised greater than 10 percent of revenue.

                                   L90, INC.

    The Company purchases advertising space from its Web site partners. For the period ended December 31, 1997, the three largest Web site partners accounted for 27.1 percent, 22.0 percent and 17.3 percent of revenue, respectively. For the year ended December 31, 1998, the two largest Web site partners accounted for 36.3 percent and 12.0 percent of revenue, respectively. For the nine months ended September 30, 1999, the largest Web site partner accounted for 11.2 percent of revenue. No other Web site partner accounted for 10 percent or more of the advertising space sold to generate revenue. The loss of the largest advertising customer or any of the largest Web site partners could have an adverse effect on the Company's operations.

   c. Cash and Cash Equivalents

    For purposes of the balance sheets and statements of cash flows, cash and cash equivalents includes all cash instruments due on demand or with an original maturity of 90 days or less.

   d. Accounts Receivable

    The Company has receivables due from advertisers and from Web publishers resulting from the sales of ads. These receivables relate to both commission-based and service fee-based contracts. The Company's credit exposure on commission-based contracts is limited to the net amount of cash to be received by the Company from ad sales. The Company's credit exposure on service fee-based contracts is the full amount of the ad sales as the Company is obligated to pay the Web publishers for ads sold on their Web sites irrespective of receiving payment from the advertisers.

    The Company extends credit to its customers, who are located in the United States. The ability of these customers to meet their obligations to the Company is dependent on their economic health, as well as their industry and other factors. The Company maintains an allowance for doubtful accounts which represents management's estimate of expected losses on specific accounts and inherent losses on other as yet unidentified accounts included in accounts receivable. In estimating the potential losses on specific accounts, management performs ongoing credit evaluations of its customers based on management analysis and reviews of available public documents. The amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts reported in the financial statement.

   e. Property and Equipment

    Property and equipment are recorded at cost and depreciated over the estimated useful life of the asset, using the straight-line method of depreciation. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease. Property, equipment and leasehold improvements have estimated useful lives ranging from three to five years.

   f. Equipment Under Capital Leases

    Equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Amortization of leased property is computed using the straight-line method over the term of the lease.

                                   L90, INC.

   g. Deferred Revenue

    Deferred revenue primarily represents advertising campaign revenue to be recognized over the period of the campaign subsequent to the respective year-end. This revenue will be recognized ratably over the term of the advertising campaign, which usually ranges from one to twelve months.

   h. Income Taxes

    The Company provides for income taxes in accordance with the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   i. Net Loss Per Share

    Basic earnings per share ("EPS") is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or result in the issuance of common stock that would then share in the earnings of the Company. Potentially dilutive securities are excluded from the Company's calculation of diluted EPS when their inclusion would be antidilutive.

   j. Stock-Based Compensation

    Generally Accepted Accounting Principles permit companies to use either of two alternative accounting methods to recognize employee stock-based compensation. Under the first accounting method, if options are granted at an exercise price equal to the market value of the stock at the time of the grant, no compensation expense is recognized. The Company follows this accounting method, which it believes better reflects the motivation for its issuance of stock options, namely, that they are incentives for future performance rather than compensation for past performance. Under the second accounting method, issuers record compensation expense over the period they are expected to be outstanding prior to exercise, expiration, or cancellation. The amount of compensation expense recognized over this term is the "fair value" of the options at the time of the grant as determined by an option pricing model. The option pricing model attributes fair value to the options based upon the length of their term, the volatility of the stock price in past periods, and other factors. Under this method, the issuer recognizes compensation expense regardless of whether the officer or director exercised the options. Pro forma disclosures of net income under this method are presented in Note 6.

   k. Use of Estimates

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the

                                   L90, INC.

  date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  l. New Accounting Pronouncements

    In March 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 was adopted by the Company on January 1, 1999 and did not have a material effect on the Company's financial position or results of operations.

3. Equity

    On April 29, 1999, the Board of Directors of the Company authorized a stock split converting each share of common stock into ten shares of common stock. This stock split increased the total number of common stock shares authorized from 1,800,000 to 18,000,000. In October 1999, the Company announced that it will effect a reverse stock split converting three shares of common stock into two shares of common stock. This action is pending the approval of the Board of Directors and is intended to be effective prior to the initial public offering of the Company's common stock. The effect of these stock splits are retroactively reflected in the financial statements and the accompanying notes to the financial statements.

    On September 22, 1999, the Company restated and amended its certificate of incorporation authorizing 80,000,000 shares of common stock, later adjusted to 53,333,333 as a result of the reverse stock split, and 15,000,000 authorized shares of preferred stock.

  a. Series A Preferred Stock Financing

    On September 16, 1998, in a private placement transaction, the Company issued 2,000 shares of Series A preferred stock to William Apfelbaum at $1,000 per share, convertible into common stock at the conversion price per share of $1.20. The number of shares of common stock into which the Series A preferred stock will convert is an aggregate of 1,666,666 shares. Mr. Apfelbaum, the Company's chairman, was issued a warrant to purchase up to 438,593 shares of the Company's common stock at a price per share of $1.71. The holder of the Series A preferred stock is entitled to registration rights regarding the shares of common stock issued or issuable upon conversion and upon exercise of the warrant. The holder of the outstanding shares of Series A preferred stock is entitled to receive, upon conversion of shares of Series A preferred stock into common stock, a dividend in cash accruing from September 16, 1998, at an annual rate of $40 per share of Series A preferred stock so converted. The holder of Series A preferred stock has the right to elect one member of the board of directors. To date, the holder of the Series A preferred stock has designated William Apfelbaum to the board of directors. All shares of Series A preferred stock will automatically convert into shares of common stock upon the closing of an initial public offering of the Company's common stock.

                                   L90, INC.

  b. Series B Preferred Stock Financing

    Commencing on August 6, 1999, in a private placement transaction, the Company issued a total of 4,107,044 shares of Series B preferred stock at $2.35 per share convertible into common stock at a three-to-two ratio. The principal purchasers of the Series B preferred stock included DigaComm
  (L90), L.L.C. and Keystone Venture V, L.P. DigaComm (L90), L.L.C. also purchased a warrant to acquire up to 353,964 shares of common stock of the Company at a price per share of $5.30. Unless previously exercised this warrant will be automatically exercised on a cashless basis into shares of common stock, with a fair value equivalent to the intrinsic value of the warrant, upon the closing of an initial public offering of the Company's common stock. The holders of the Series B preferred stock are entitled to registration rights regarding the shares of common stock issued or issuable upon conversion and upon exercise of the warrant. The holders of the outstanding shares of Series B preferred stock are entitled to receive, upon conversion of shares of Series B convertible preferred stock into common stock, a dividend in cash accruing from August 6, 1999, at an annual rate of $0.141 per share of Series B preferred stock so converted. The holders of Series B preferred stock collectively have the right to elect three members of the board of directors. All shares of Series B preferred stock will automatically convert into shares of common stock upon the closing of an initial public offering of the Company's common stock. In connection with the closing of the private placement transaction for Series B preferred stock, the Company incurred fees and expenses totaling $629,864. This amount has been accrued for at September 30, 1999 and has subsequently been paid.

  c. Series C Preferred Stock Financing

    On September 22, 1999, in a private placement transaction, the Company issued 1,307,190 shares of Series C preferred stock to Development Ventures
  (Two) Inc. and Rare Medium Group, Inc. at $3.06 per share, convertible into common stock at a three-to-two ratio. The holders of the outstanding shares of Series C preferred stock are entitled to receive, upon conversion of the Series C preferred stock into common stock, a dividend in cash accruing from September 22, 1999, at an annual rate of $0.18 per share of Series C preferred stock so converted. Development Ventures (Two) Inc. also purchased a warrant to acquire up to 674,029 shares of common stock of the Company at a price per share of $4.59. Rare Medium Group, Inc. also purchased a warrant to acquire up to 600,000 shares of common stock of the Company at a price per share of $4.59. Unless previously exercised, both warrants will automatically be exercised on a cashless basis into shares of common stock upon the closing of an initial public offering. The holders of Series C preferred stock are entitled to have their shares of common stock issuable upon conversion of the Series C preferred stock, as well as the common stock issuable upon exercise of their warrants, registered on the same registration statement. All shares of Series C preferred stock will automatically convert into shares of common stock upon the closing of an initial public offering of the Company's common stock.

  d. Warrants

    On June 7, 1999, the Company issued to The Roman Arch Fund L.P. and The Roman Arch Fund II, L.P. four warrants to purchase up to an aggregate of 333,333 shares of common stock, later adjusted to an aggregate of 150,000 shares of common stock, at an initial purchase price of

                                   L90, INC.

  $2.40 per share, subject to adjustment. These warrants may be exercised on a cashless basis. These warrants expire on the earlier of (i) June 7, 2005 or (ii) the fifth anniversary of an initial public offering with gross proceeds of at least $20,000,000. Eighty-three thousand three hundred thirty-three of these warrants, to the extent not previously exercised, may be exchanged at the election of the holder within 180 days of the closing of an initial public offering of the Company's common stock with gross proceeds of at least $20,000,000.

    On August 13, 1999, the Company issued to William Apfelbaum a warrant to purchase up to 353,964 shares of common stock, at an exercise price of $5.30 per share. This warrant will automatically convert into the right to receive 353,964 shares of common stock immediately prior to the closing of an initial public offering of the Company's common stock.

  e. Unaudited Pro Forma Stockholders' Equity

    Concurrent with the consummation of an initial public offering of the Company's common stock, the Company will cause the conversion of all existing Series A, B and C preferred stock into 5,276,156 shares of the Company's common stock. The unaudited pro forma stockholders' equity at September 30, 1999, gives effect to this conversion.

4. Debt

    On June 7, 1999, the Company entered into two senior promissory note agreements in the aggregate principal amount of $1,000,000 and warrants to purchase an aggregate of up to 333,333 shares of common stock. These notes bear interest at 9% through June 7, 2000, and 12% thereafter until paid in full. During August 1999, the Company paid in full its obligations under these two senior promissory note agreements and issued the warrants in aggregate of 150,000 shares of common stock.

5. Income Taxes

    During 1997, the Company was a sole proprietorship and limited liability corporation. In 1998, the Company was an S-corporation and the federal and state taxes were the responsibility of stockholders rather than the Company. Effective November 30, 1998, the Company became a C-corporation for income tax purposes. Pursuant to this election, such taxes will be the responsibility of the Company rather than stockholders.

    Deferred income taxes arise as a result of temporary differences in the methods used to determine income for financial reporting purposes versus income for tax reporting purposes. These differences result primarily from accruals, reserves and net operating losses carrying forward.

                                   L90, INC.

    The provision (benefit) for income taxes for December 31, 1998 and the nine months ended September 30, 1999 consists of the following:

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
     Current:
      Federal........................................   $     --    $       --
      State..........................................        800            --
                                                        --------    ----------
                                                             800            --
     Deferred........................................    136,600     1,806,963
                                                        --------    ----------
                                                         137,400     1,806,963
     Less: Valuation allowance.......................    136,600     1,806,963
                                                        --------    ----------
                                                        $    800    $       --
                                                        ========    ==========

    The net deferred income tax assets at December 31, 1998, and September 30, 1999, are comprised primarily of net operating loss carry forwards and are summarized as follows:

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
     Deferred tax asset.............................  $ 136,600    $ 1,806,963
     Less: Valuation allowance......................   (136,600)    (1,806,963)
                                                      ---------    -----------
                                                      $      --    $        --
                                                      =========    ===========

    At December 31, 1998 and September 30, 1999, the Company provided a valuation allowance for net deferred tax assets which management determined were "more likely than not" to be unrealizable. As a result, no deferred tax assets have been recorded by the Company.

6. Stock Options and Warrants

  a. Stock Options

    During 1998, the Company issued 648,667 nonqualified stock options at an exercise price equal to the then current fair market value of the stock, as determined by the Company's Board of Directors. These options vest between two to three years after the grant date and expire no later than ten years after the grant date.

    During February 1999, the Company granted 46,666 stock options to employees with a strike price of $1.50 vesting ratably through March 1, 2003. These options are dependent upon continued employment with the Company.

    During April 1999, the Company adopted an employee stock option plan authorized by the Board of Directors to grant up to an aggregate of 1,666,666 options to purchase common stock shares. These shares may be comprised of authorized but unissued shares or shares previously issued but reacquired by the Company. The price of these options will be not less than the fair market value of the shares, or greater than 110 percent of the fair market value of the shares, at the date of grant. This plan will terminate ten years from the adoption date and may be amended by the Board of Directors with stockholder approval.

                                   L90, INC.

    No options were issued by the Company prior to 1998. Employee transactions during the year ended December 31, 1998, and for the nine months ended September 30, 1999, is summarized as follows:

                                       1998                     1999
                              ----------------------- -------------------------
                                          Weighted                  Weighted
                                          average                   Average
   Employee stock options     Shares   exercise price  Shares    exercise price
   ----------------------     -------  -------------- ---------  --------------
   Outstanding at beginning
    of year.................       --      $  --        582,000      $0.86
   Granted..................  648,667       0.89      1,644,400       3.51
   Exercised................       --         --        (26,666)      3.53
   Forfeited................  (66,667)      1.20        (36,000)      1.80
                              -------                 ---------
   Outstanding at end of
    period..................  582,000      $0.86      2,163,733      $2.82
                              =======                 =========
   Options exercisable at
    end of period...........       --                   793,333
   Weighted-average fair
    value of options granted
    during the period.......  $  0.60                 $    2.31

    The following table summarizes information about employee stock options outstanding at September 30, 1999:

                                                              Weighted average
                                                    Number       remaining
   Range of exercise prices                       outstanding contractual life
   ------------------------                       ----------- ----------------
   $0.38.........................................    266,667     8.26 years
   $1.20.........................................    263,333     8.71 years
   $1.50.........................................     66,667     9.21 years
   $3.53.........................................  1,500,400     9.88 years
   $4.59.........................................     66,667     9.98 years
                                                   ---------
                                                   2,163,733
                                                   =========

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. No compensation cost has been recognized for its employee stock option grants, which are fixed in nature, as the options have been granted with an exercise price equal to the then current fair market value of the Company's stock as determined by the Company's Board of Directors. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net loss for the year ended December 31, 1998 and the nine months ended September 30, 1999 would have been increased to the pro forma amounts indicated below:

                                                                    Nine months
                                                       Year ended      ended
                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
      Net loss as reported..........................    $289,569    $4,513,624
      Pro forma adjustment..........................     137,769       973,717
                                                        --------    ----------
      Pro forma loss................................    $427,338    $5,487,341
                                                        ========    ==========

                                   L90, INC.

    The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year ended December 31, 1998: dividend yield of 0 percent; expected volatility of 20 percent; risk-free interest rates of 5.9 percent; and an expected life of five years.

  b. Common Stock Warrants

    On September 16, 1998, the Company entered into a Series A preferred stock agreement which included a warrant to purchase 438,593 shares of common stock at a strike price of $1.71 per share. In August 1999, the Company issued another warrant to this holder of Series A preferred stock to purchase 353,964 shares of common stock at a strike price of $5.30 per share.

    On June 7, 1999, the Company issued warrants, in association with the senior promissory notes, to purchase an aggregate of up to 333,333 shares of common stock, later adjusted to an aggregate of 150,000 shares of common stock. These warrants may be exercised on a cashless basis. These warrants are exercisable at a price equal to $2.40 per share at any time or from time to time commencing on the earliest of (i) December 7, 1999, (ii) the closing of a qualified initial public offering as defined, (iii) the closing of a qualified private placement as defined and prior to 5:00 p.m., Los Angeles, California time, on the earlier of (i) June 7, 2005 or (ii) the fifth anniversary of the commencement of trading of the Company's common stock in connection with an initial public offering with gross proceeds of at least $20,000,000.

    In August 1999, in association with the Series B preferred stock issuance, the Company issued a warrant to purchase 353,964 shares of the Company's common stock at a price of $5.30 per share expiring August 2004. To the extent not previously exercised, this warrant will be automatically exercised on a cashless basis into shares of common stock immediately upon the closing of an initial public offering of the Company's common stock. The holder of the warrant is entitled to registration rights regarding the shares of common stock issued or issuable upon conversion and upon exercise of the warrant.

    In September 1999, in association with the Series C preferred stock issuance, the Company issued warrants to purchase 1,274,029 shares of the Company's common stock at a price of $4.59 per share expiring September 2004. To the extent not previously exercised, these warrants will be automatically exercised on a cashless basis into shares of common stock immediately upon the closing of an initial public offering of the Company's common stock. The holders of the warrants are entitled to registration rights regarding the shares of common stock issued on issuable upon conversion and upon exercise of the warrants.

7. Commitments and Contingencies

  a. Litigation

    The Company may become subject to legal proceeding from time to time in the normal course of business. The Company is not currently involved in any litigation that management believes will have a material adverse effect on the Company's financial position or results of operations.

                                   L90, INC.

  b. Lease Commitments

    The Company is committed under noncancellable operating and capital lease obligations for certain facilities and equipment. The equipment related to capital leases has an original cost of approximately $0 and $274,000 at December 31, 1997 and 1998, respectively, and $521,662 at September 30, 1999, with accumulated depreciation of approximately $0, $11,000, and $77,150, respectively. Rent expense under operating leases was approximately $24,000 and $163,000 for December 31, 1997 and 1998, respectively, and $442,250 for September 30, 1999.

    Future minimum annual payments under noncancellable operating and capital leases are as follows as of September 30, 1999:

                                                            Capital  Operating
                                                             Leases    Leases
                                                            -------- ----------
     Three-month period ending December 31, 1999........... $ 52,906 $  172,174
     Year
     ----
     2000..................................................  212,342    408,356
     2001..................................................  193,222    347,755
     2002..................................................   64,293    294,427
     Thereafter............................................   14,336    982,045
                                                            -------- ----------
                                                             537,249 $2,204,757
                                                            ======== ==========
     Less--Amounts representing interest...................  110,420
                                                            --------
                                                             426,829
     Less--Current portion.................................  140,753
                                                            --------
                                                            $286,094
                                                            ========

8. Related Party Transactions

    During 1998, the Company received $43,750 in notes receivable for common stock from employees for the issuance of 116,667 shares of common stock with a par value of $0.001 per share. These notes bear interest at a rate equal to 5.28 percent per annum and mature at the earliest of cessation of maker's employment by the Company for any reason or May 18, 2004. In addition, during 1998, the Company issued an aggregate of 6,550,000 shares of common stock with a par value of $0.001 per share to certain other employees and a former employee in exchange for their contribution of the operating business of John Bohan & Associates, LLC, which was valued at $2,456,250.

    During 1998, the Company entered into an agreement with a stockholder to purchase 2,000 shares of preferred stock for $2,000,000 and a warrant to purchase 438,593 shares of common stock at a strike price of $1.71 per share.

    During September, 1999, a member of the Board of Directors exercised options to purchase 26,667 shares of common stock at $3.53 per share. This transaction has been reflected in the financial statements and accompanying notes to the financial statements.

                                   L90, INC.

9. Subsequent Event (Unaudited)

  Legal Proceedings

    On November 12, 1999, DoubleClick, Inc. ("DoubleClick") filed a lawsuit against the Company in the United States District Court for the Eastern District of Virginia. The suit alleges that the Company is infringing, and inducing and contributing to the infringement by third parties of, a patent held by DoubleClick related to methods and networks for delivering, targeting and measuring advertising over the internet. DoubleClick is seeking treble damages in an unspecified amount, a preliminary and permanent injunction from further alleged infringement and attorneys' fees and costs. The Company believes that it has meritorious defenses to this lawsuit and intends to defend itself vigorously. The Company currently believes that this lawsuit and its outcome will not have a material adverse effect on the Company's results of operations or financial position. However, the litigation could result in significant expenses and diversion of management time and other resources. Further, if DoubleClick successfully asserts an infringement claim against the Company, its operations would be impacted severely. The DoubleClick suit could result in limitations on the Company's ability to market its products and services, delays and costs associated with redesigning its products and services or payments of license fees or other payments.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,500,000 Shares

                              [LOGO OF L90, INC.]

                                  Common Stock

                           ------------------------

                                   PROSPECTUS

                           ------------------------

                                    SG COWEN

                         BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS

                            WIT CAPITAL CORPORATION


                                January 28, 2000

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